EXHIBIT 99.1

VOX ROYALTY CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2025

March 30, 2026

1499 West 120th Ave, Suite 110

Westminster, CO 80234

USA

www.voxroyalty.com

INTRODUCTORY NOTES

All information contained in this Annual Information Form (“AIF”) is as of December 31, 2025, unless otherwise indicated. All references to this AIF shall include the schedules appended hereto.

Cautionary Note Regarding Forward-Looking Information

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or Vox Royalty Corp.’s and its wholly owned subsidiaries’ (together, “Vox” or the “Company”) future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: fluctuations in the prices of the commodities and the net realized margins from the precious metals purchase agreements that underlie the Company’s asset portfolio; fluctuations in the value of the United States dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Company holds a royalty, stream or other interest are located or through which they are held; geopolitical events and other uncertainties; expectations regarding, and risks related to, the operators of the properties in which the Company holds a royalty, stream or other interest; the Company’s continued targeting of accretive acquisition opportunities, and ability to complete such acquisitions; near and medium-term business strategies and goals, and the anticipated results thereof; the unfavorable outcome of litigation relating to any of the properties in which the Company holds a royalty, stream or other interest; business opportunities that become available to, or are pursued by the Company; expectations related to the Company’s key growth assets, and the anticipated results thereof; continued availability of capital and financing and general economic, market or business conditions; litigation involving the Company or any of its wholly-owned subsidiaries; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Company holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Company holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: the ongoing operation of the properties in which the Company holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Company holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

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The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Risk Factors”. Such risks include, but are not limited to the following: risks relating to the dependence of the Company on third-party operators; risks relating to global financial conditions, including tariffs and international trade disputes impacting the markets connected to the business of the Company; the failure of counterparties to royalty, streaming or other interest agreements to comply with the terms of such agreements; risks relating to the lack of access to data on the operations underlying the Company’s royalty, streaming or other interests; risks faced by owners and operators of the properties underlying the Company’s royalties, streams or other interests; risks inherent to mineral and exploration projects; risks related to security over the assets underlying the Company’s royalties, streams or other interests; risks relating to unknown defects and impairments in the Company’s royalties, streams or other interests; risks relating to the Company’s ability to acquire additional royalties, streams or other interests on favourable terms, or at all; political, economic and other risks; operating risks caused by social unrest or the political environment; risks related to government regulation, laws, sanctions and measures; fluctuations in commodity prices; the extent of analytical coverage available to investors concerning the business of the Company; changes in trading volume and general market interest in the Company’s securities; risks relating to new diseases and epidemics and widespread epidemics or a pandemic outbreak; the inability of the Company to select appropriate acquisition targets or negotiate acceptable arrangements including arrangements to finance acquisition targets; credit, liquidity and interest rate risks; potential inaccuracy in the mineral reserves and mineral resource estimates; high operating costs at the operator level impacting the quantum of any net profit royalties; the Company and operators’ compliance with laws, including anti-bribery and corruption laws; changes in tax legislation or interpretations, including transfer pricing rules, and results thereof on the Company; rights of third parties; global financial conditions; cybersecurity risks; risks relating to the Credit Facility (as defined herein), liquidity concerns and future financing requirements; risks relating to foreign jurisdictions and emerging markets; fluctuations in foreign currency; risks related to unknown liabilities in connection with acquisitions; competition in acquisitions; key employee attraction and retention; risks relating to conflicts of interest; risks relating to potential litigation involving the Company or any of its wholly-owned subsidiaries; risks relating to contracts and agreements the Company is a party to; risks relating to adverse developments at any of the properties in which Vox holds a royalty, stream or other interest; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; risks associated with the Company’s dividend policy; risks relating to foreign private issuer status under U.S. securities laws; risks related to U.S. – Canada trade relations; and the volatility of the stock market and in commodity prices. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year (“MD&A”) and interim financial period, which are available on SEDAR+ at www.sedarplus.ca or the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Global Gold Portfolio

On September 26, 2025, Vox acquired a portfolio of gold assets comprising Precious Metals Purchase Agreements (“PMPAs,” historically referred to as “offtakes”) and conventional royalties from Deterra Royalties Limited (“Deterra”). Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. Accordingly, Vox considers these PMPAs to be more equivalent to “streams” and will refer to them as such herein.

Technical and Third-Party Information

The historical mineral resource and reserve estimates disclosed under the heading “Material Assets – Wonmunna” have been made according to JORC (2012) guidelines and not to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards. Readers are cautioned that a qualified person has not done sufficient work to validate the JORC (2012) estimates, and the authors are not treating the estimates as current mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Standards”) and therefore should be considered as historic and such estimates should not be relied on.

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Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Vox holds royalties, streams or other interests, including the disclosure in this AIF under the heading “Material Assets“ is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and such information has not been independently verified by the Company; however, the Company considers such information to be reliable for the purposes of disclosure. Specifically, as a holder of royalties, streams or other interests, Vox has limited, if any, access to properties on which it holds assets in its portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Vox is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Vox, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalties, streams or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In many cases, the Company’s royalty, stream or other interest covers only a portion of the mineral resources, mineral reserves or production of the underlying property. Vox’s royalties, streams or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

Timothy Strong, BSc (Hons) MBA ACSM MIMMM QMR R.Sci, Principal Geologist of Kangari Consulting LLC and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

The Qualified Person has reviewed such third-party information to the extent required to support the scientific and technical disclosure contained herein under NI 43-101.

Cautionary Note Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the CIM Classification System. NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and United States securities laws.

Canadian standards, including NI 43-101, may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by United States companies.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the standards of the CIM. Pursuant to S-K 1300, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.”

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third-party mine operators may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

This AIF contains references to United States dollars, referred to herein as “$”, Canadian dollars, referred to herein as “C$”, and Australian dollars, referred to herein as “A$”.

The following table sets out the high and low rates of exchange for: (i) one United States dollar, and (ii) one Australian dollar, each expressed in Canadian dollars, in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada:

	United States Dollar Year Ended December 31,			Australian Dollar Year Ended December 31,
	2025	2024	2023	2025	2024	2023
Closing	1.3706	1.4389	1.3226	0.9147	0.8915	0.9001
Average	1.3978	1.3698	1.3497	0.9009	0.9035	0.8968
High	1.4603	1.4416	1.3875	0.9231	0.9333	0.9490
Low	1.3558	1.3316	1.3128	0.8540	0.8738	0.8602

Abbreviations and Technical Terms

Interest Types	Definition	Abbreviation	Definition
DFS	Definitive Feasibility Study	g/t	grams per tonne
FC	Free carry	Kt	thousand tonnes
FOB	Free on board	Koz	thousand ounces
GPR	Gross proceeds royalty	Moz	million ounces
GRR	Gross revenue royalty	Mtpa	million tonnes per annum
GSR	Gross sales royalty	Oz	ounce(s)
NSR	Net smelter return royalty	T	tonnes
PEA	Preliminary Economic Assessment
PFS	Pre-Feasibility Study
PR	Production royalty
RR	Revenue royalty

CORPORATE STRUCTURE AND HISTORY

The Company was incorporated on February 20, 2018, by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) under the name “AIM3 Ventures Inc.” On May 13, 2020, the articles of AIM3 Ventures Inc. were amended to consolidate its shares on the basis of 13.3125 pre-consolidation shares for every one post-consolidation share. The name of the Company was also changed from “AIM3 Ventures Inc.” to “Vox Royalty Corp.” Vox became a public company with its common shares (“Common Shares”) listed on the TSX Venture Exchange (“TSXV”) on May 25, 2020. The Common Shares graduated to and became listed on the Toronto Stock Exchange (“TSX”) effective May 29, 2023.

Effective as of the opening on May 25, 2020, the Common Shares commenced trading on the TSXV under the new ticker symbol “VOX”. Effective as of the opening on October 10, 2022, the Common Shares also commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”. Effective as of the opening on May 29, 2023, the Common Shares commenced trading on the TSX under the ticker symbol “VOXR” and were de-listed from the TSXV.

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The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is located at 100 King Street West, Suite 5700, Toronto, ON M5X 1C7, Canada. The business of the Company is principally administered outside of the United States.

On November 19, 2025, the Company completed an internal reorganization resulting in (a) all of the assets and liabilities of SilverStream SEZC (“SilverStream”), a wholly-owned subsidiary of the parent, being assigned to another corporate affiliate of the Company or distributed to Vox Royalty Corp., and (b) the voluntary liquidation of SilverStream (together, the “Restructuring Transaction”). The assets held by SilverStream immediately prior to the restructuring included the shares of Vox Royalty Australia Pty Ltd. (“Vox Australia”), the shares of Vox Royalty Canada Ltd., certain royalties and the Vox Database (defined herein). The Restructuring Transaction simplifies the Company’s group structure and is expected to assist with movements of capital throughout the Vox group of companies in the future, as and when needed. In addition, in Q3 2025, the Company incorporated a new wholly-owned subsidiary, Vox Royalty Cayman SEZC (“Vox Cayman”), which was utilized to acquire certain assets within the Global Gold Portfolio (as defined herein).

 The corporate chart below sets forth the Company’s subsidiaries as of December 31, 2025 and as of the date of this AIF, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Recent Developments

The section below summarizes (a) key developments in the Company’s business over the last three financial years, in 2026 through the date of this AIF and (b) expectation for the development of the business through year end.

2026 Developments and Guidance

On March 16, 2026, the Company announced it has been added to the MVIS® Global Junior Gold Miners Index, the underlying benchmark index for the VanEck Junior Gold Miners ETF (GDXJ).

On March 5, 2026, the Company’s Board declared a quarterly dividend of $0.015 per Common Share, payable on April 14, 2026, to shareholders of record as of the close of business on March 31, 2026.

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, by transitioning the remaining gold delivery obligations to a second gold purchase contract over the Greenstone gold mine in Ontario, Canada.

For the current financial year, Vox expects royalty and net precious metal receipts to total between $28,000,000 and $32,000,000. The Company anticipates that a greater proportion of royalty and net precious metal receipts for 2026 will be received in the first half of 2026 due to more deliveries being received in the first and second quarters.

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Management’s 2026 outlook on royalty and net precious metal receipts is based primarily on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2026 royalty and net precious metal receipts guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts for 2026 will be in the updated range set forth above. In addition, management may or may not further revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management further revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

2025 Developments

On December 18, 2025, the Company entered into a binding agreement to acquire an existing 1.5% net smelter return royalty (reducing to 1.0% after nine million tonnes of production) over the Stockman copper-gold-zinc-silver project located in Victoria, Australia. Consideration to acquire the Stockman royalty included A$5 million cash at closing and A$10 million deferred based on cumulative production milestones, payable in either cash or stock at Vox's election, for up to A$15 million (~$10 million) in total consideration.

On November 14, 2025, Joseph Gallucci joined the Company’s Board as an independent director.

On November 12, 2025, the Company’s board of directors (the “Board”) declared a quarterly dividend of $0.0125 per Common Share, payable on January 14, 2026, to shareholders of record as of the close of business on December 31, 2025.

On October 27, 2025, the Company granted an aggregate of 17,361 restricted share units (“RSUs”) to an officer of the Company pursuant to its equity incentive plan. The RSUs vested on the date of grant. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved the corresponding number of Common Shares for issuance upon settlement of the RSUs.

On October 16, 2025, Luis Azevedo joined the Company’s Board as an independent director. On the same day, each of Shannon McCrae and Donovan Pollitt stepped down as independent directors.

On September 26, 2025, the Company announced that it completed the acquisition (the “Global Gold Transaction”) of eight gold offtakes and two gold royalties assets covering twelve mines and projects across eight jurisdictions, including Canada, Australia, Brazil, Côte d’Ivoire, Mali, Mexico, South Africa and the United States (the “Global Gold Portfolio”) pursuant to an offtake sale agreement (the “Offtake Sale Agreement”) with, among others, certain subsidiaries of Deterra and a royalty sale agreement with, among others, certain subsidiaries of Deterra (the “Royalties Sale Agreement”, and together with the Offtake Sale Agreement, the “Deterra Agreements”). The Company acquired the offtakes and royalties by way of assignment or novation. The total consideration for the total upfront cash consideration for the purchase of the Global Gold Portfolio was approximately $57.5 million with $2.5 million to be paid upon the achievement of contingent milestones. In connection with the Global Gold Transaction, the Company announced an overnight marketed public offering of Common Shares and an expansion of its revolving Credit Facility (as defined herein) to support funding of the acquisition.

On September 26, 2025, the Company announced the closing of a primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”). In connection with the closing of the Offering, the Company issued 17,094,750 of its common shares (inclusive of common shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of approximately $63.25 million.

On September 23, 2025, the Company amended its credit agreement providing for an upsized $40,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $35,000,000 of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75,000,000. The previous credit facility was a $15,000,000 secured revolving credit facility that included an accordion feature for an additional $10,000,000.

On August 25, 2025, the Company entered into a binding agreement to acquire an existing 1.5% gross revenue royalty on the first 15 million tonnes of iron ore production over the Wyloo North deposit. Consideration to acquire the Wyloo royalty was A$1.5 million cash at closing.

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On August 13, 2025, the Company’s Board declared a quarterly dividend of $0.0125 per Common Share, payable on October 14, 2025, to shareholders of record as of the close of business on September 30, 2025.

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant. As of the date of this AIF, the proceeding is ongoing.

On May 27, 2025, the Company announced its inclusion in the Russell 3000®, Russell 2000® and Russell Microcap® Indexes, effective June 27, 2025, reflecting the Company’s market capitalization growth and increased institutional visibility.

On May 15, 2025, the Company completed the acquisition of an immediately cash-flowing royalty over the Kanmantoo copper-gold mine located in South Australia. Total consideration was approximately $11.7 million, funded through a drawdown on the Company’s revolving credit facility.

On May 15, 2025, the Company’s Board declared a quarterly dividend of $0.0125 per Common Share, payable on July 14, 2025, to shareholders of record as of the close of business on June 30, 2025.

On May 15, 2025, the Company granted an aggregate of 18,095 RSUs to an employee of the Company pursuant to its equity incentive plan. The RSUs vested on September 16, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved the corresponding number of Common Shares for issuance upon settlement of the RSUs.

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker. The Company did not repurchase any shares under the SRP during the year ended December 31, 2025.

On February 20, 2025, the Company’s Board declared a quarterly dividend of $0.0125 per Common Share, which was paid on April 14, 2025, to shareholders of record as of the close of business on March 31, 2025.

On January 14, 2025, the Company granted an aggregate of 829,915 RSUs to directors, officers and employees of the Company pursuant to its equity incentive plan. The RSUs vest in four equal installments on July 2, 2025, January 2, 2026, July 2, 2026 and January 2, 2027. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved the corresponding number of Common Shares for issuance upon settlement of the RSUs.

2024 Developments

On December 20, 2024, the maturity date of the Credit Facility (defined below) was extended from December 31, 2025 to December 31, 2026, with the option of future extensions by mutual agreement.

On December 4, 2024, the Company announced the receipt of first royalty revenue from each of the Castle Hill and Bulong gold royalties located in Western Australia.

On November 18, 2024, the Company granted 22,356 RSUs to Shannon McCrae, as incentive compensation for her pro-rata 2024 calendar year contributions to the Company’s Board. The RSUs vest 1/3 on each of December 31, 2024, June 30, 2025 and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 22,356 Common Shares for issuance on the exercise of the RSUs.

On November 6, 2024, the Company announced that its Board declared a quarterly dividend of $0.012 per Common Share, which was paid on January 14, 2025, to shareholders of record as of the close of business on December 31, 2024.

On August 7, 2024, the Company announced that its Board declared a quarterly dividend of $0.012 per Common Share, which was paid on October 11, 2024, to shareholders of record as of the close of business on September 27, 2024.

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On July 31, 2024, the Company announced that Black Cat Syndicate Ltd. (“Black Cat”) commenced ore mining at the Myhree gold deposit, which is covered by the uncapped Bulong 1% net smelter return (“NSR”) royalty that Vox acquired in 2020.

On July 2, 2024, the Company announced that (i) Catalyst Metals Ltd. (“Catalyst Metals”) commenced dewatering activities at the Plutonic East underground gold mine, ahead of anticipated first production in Q1 2025, and (ii) Mineral Resources Limited (“MRL”) made the decision to ramp down and temporarily cease operations at their Yilgarn Hub (which includes Koolyanobbing) by the end of 2024, following the conclusion of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. MRL will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

On May 30, 2024, Shannon McCrae joined the Company’s Board, as an independent director.

On May 14, 2024, the Company announced that it completed the acquisition of an advanced portfolio of four Australian royalties at various stages of development including: construction, development and exploration and the rights to one-production-linked milestone payment (the “Castle Hill Royalty Portfolio”) for cash consideration of A$4.7 million. The royalties included in the Castle Hill Royalty Portfolio are: (i) an A$40/oz royalty over gold extracted and recovered from the Castle Hill gold project in Western Australia (payable up to 75,000oz), along with a production-linked milestone payment of A$2 million that is payable after the recovery of 140,000oz of gold from the Castle Gold royalty tenure; (ii) a 2% royalty over realized production from the Kunanalling gold project in Western Australia, which is payable when more than 75,000oz of gold have been recovered form the Castle Hill royalty tenure; (iii) a 1.5% NSR royalty from the Halls Creek copper project and the Mount Angelo North deposit in Western Australia; and (iv) a 2% NSR royalty over the Broken Hill East copper project in New South Wales.

On May 8, 2024, the Company announced that its Board declared a quarterly dividend of $0.012 per Common Share, which was paid on July 12, 2024, to shareholders of record as of the close of business on June 28, 2024.

On April 18, 2024, the Company granted 3,884 RSUs to an employee of Vox. The RSUs vest 1/4 on each of June 30, 2024, December 31, 2024, June 30, 2025 and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 3,884 Common Shares for issuance on the exercise of the RSUs.

On March 25, 2024, 6,407,883 warrants expired, unexercised. As at December 31, 2024 and as of the date of this AIF, there are no warrants outstanding.

On March 18, 2024, the Company adopted a dividend reinvestment plan (the “DRIP”) and approved a share repurchase plan of up to $1.5 million of Common Shares (the “2024 SRP”). The DRIP provides eligible shareholders of the Company with the opportunity to have all, or a portion of any cash dividends declared on Common Shares by the Company automatically reinvested into additional Common Shares, without paying brokerage commissions. Based on the current terms of the DRIP, the Common Shares will be issued under the DRIP at a 5% discount to the Average Market Price (as defined in the DRIP). The 2024 SRP is structured to comply with Rule 10b-18 under the Exchange Act. The 2024 SRP will be administered through an independent broker. Repurchases under the 2024 SRP will be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the 2024 SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The 2024 SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable. The Company did not repurchase any Common Shares under the 2024 SRP between its adoption date and termination date on March 18, 2025.

On March 7, 2024, the Company announced that its Board declared an increased quarterly dividend of $0.012 per Common Share, which was paid on April 12, 2024, to shareholders of record as of the close of business on March 29, 2024.

On January 19, 2024, the Company granted an aggregate of 964,564 RSUs to directors, officers and employees of Vox. The RSUs vest ¼ on each of June 30, 2024, December 31, 2024, June 30, 2025, and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 964,564 Common Shares for issuance on the exercise of the RSUs.

- 10 -

On January 16, 2024, the Company announced that it entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15 million secured revolving credit facility (the “Credit Facility”). The Credit Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions. The Company has not drawn on the Credit Facility as of the date hereof.

2023 Developments

On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins gold exploration project in Canada. Pursuant to the terms of the royalty sale and purchase agreement (“RSPA”), Vox paid the royalty seller C$100,000 in cash on closing.

On November 24, 2023, after collecting cumulative royalty payments in excess of A$750,000 from the Janet Ivy mine, the Company delivered a milestone payment of A$3 million (satisfied by the issuance of 948,448 Common Shares) to Horizon Minerals Limited (“Horizon”), the prior owner of the Janet Ivy royalty, pursuant to the terms of the RSPA with Horizon.

On November 8, 2023, the Company announced that its Board declared a quarterly dividend of $0.011 per Common Share, which was paid on January 12, 2024, to shareholders of record as of the close of business on December 29, 2023.

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement with a private investment group, in respect of certain coal royalties in Vox’s proprietary global royalty database of over 8,500 royalties (the “Vox Database”).

On October 18, 2023, the Company completed the acquisition of a pre-production gold royalty over a portion of the Plutonic gold mine complex in Western Australia. Pursuant to the terms of the RSPA, Vox paid the royalty seller A$1.25 million in cash on closing.

On October 2, 2023, the Company granted 24,582 RSUs to an employee of Vox in connection with the commencement of employment. The RSUs fully vested on October 2, 2024. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 24,582 Common Shares for issuance on the exercise of the RSUs.

On September 12, 2023, the Company completed the strategic acquisition of a portfolio of nine advanced development and exploration-stage royalties in Australia, heavily weighted to gold and copper. Pursuant to the terms of the RSPA, Vox paid the royalty seller: (i) A$6.75 million in cash on closing; and (ii) Vox agreed to provide ongoing royalty-related services to the royalty seller from the Vox Database.

On August 10, 2023, the Company announced that its Board declared a quarterly dividend of $0.011 per Common Share, which was paid on October 13, 2023, to shareholders of record as of the close of business on September 29, 2023.

On July 11, 2023, the Company announced that, in connection with the 2023 Offering (defined below), the 2023 Underwriters (defined below) exercised their over-allotment option in full to purchase an additional 453,750 Common Shares at a public offering price of $2.40 per share for additional gross proceeds to the Company of approximately $1.09 million, prior to deducting underwriting commissions and 2023 Offering expenses payable by the Company. After giving effect to the full exercise of the over-allotment option, the total number of Common Shares sold by the Company in the 2023 Offering was 3,478,750 Common Shares for aggregate gross proceeds to the Company of approximately $8.35 million, prior to deducting the underwriting commissions and Offering expenses payable by the Company.

On June 16, 2023, the Company announced that it closed its previously announced primary underwritten public offering (the “2023 Offering”) through a syndicate of underwriters co-led by Maxim Group LLC and BMO Capital Markets, who served as joint book-running managers for the 2023 Offering (collectively, the “2023 Underwriters”). The Company issued 3,025,000 of its Common Shares at a public offering price of $2.40 per share, before deducting underwriting commissions, for total gross proceeds to the Company of approximately $7.26 million, prior to deducting underwriting commissions and offering expenses payable by the Company.

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On June 5, 2023, the Company granted an aggregate of 725,157 RSUs to directors, officers and employees of Vox. Of the aggregate amount of RSUs granted, (i) 709,168 RSUs vest ¼ on each of June 30, 2023, December 31, 2023, June 30, 2024, and December 31, 2024, and (ii) 15,989 RSUs vest ¼ on each of June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 725,157 Common Shares for issuance on the exercise of the RSUs.

On May 29, 2022, the Common Shares commenced trading on the TSX under the ticker symbol “VOXR”. Concurrent with the commencement of trading on TSX, the Common Shares ceased being quoted on the TSXV market.

On May 25, 2023, the Company announced that it received approval to graduate from the TSXV to the TSX and its intention to change its ticker to “VOXR” to coincide with the graduation to the TSX.

On May 10, 2023, the Company announced that its Board declared a quarterly dividend of $0.011 per Common Share, which was paid on July 14, 2023, to shareholders of record as of the close of business on June 30, 2023.

On April 18, 2023, the Company announced the appointment of Donovan Pollitt to its Board. The Company also released an inaugural letter to investors on this date.

On March 14, 2023, the Company announced that its Board declared an increased quarterly dividend of $0.011 per Common Share, which was paid on April 14, 2023, to shareholders of record as of the close of business on March 31, 2023.

DESCRIPTION OF THE BUSINESS

Vox is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

Vox’s business model is focused on managing and growing its portfolio of royalties, streams and other interests. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) reduced exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date of this AIF, approximately 85% of the Company’s portfolio of assets by asset count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes 12 producing assets and 24 development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

On September 26, 2025, Vox acquired a portfolio of gold assets comprising PMPAs and conventional royalties from Deterra Royalties Limited. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants Vox the ability to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. Accordingly, Vox considers these PMPAs to be more equivalent to “streams” and will refer to them as such herein.

In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties and streams. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), individual producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans and reduced cost of capital since securing the credit facility.

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Key growth assets for the Company for 2026 include, based primarily on public disclosure of third-party operators:

•	The Global Gold Portfolio, with a full year of gold metal deliveries over the producing assets acquired on September 26, 2025.
•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for 2026 guidance of 12,750t – 14,000t copper production.
•

The Binduli North gold heap leach project in Western Australia, where, in July 2025, Norton secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over approximately 9 years.

•	Potential first revenue from the Mt Ida royalty, Horseshoe Lights royalty, Castle Hill milestone payment and Federation royalty (acquired post quarter end on February 26, 2026).

Over the coming two to three years, the Company expects growth to be fuelled by Sugar Zone in Canada, where recommencement of processing is expected in November 2027 following expected underground development commencement in Q1 FY2027 (Q3 2026) by Vault Minerals Ltd. (“Vault Minerals”).

As of the date of this AIF, Vox owns over 70 assets, including 12 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top-tier mining jurisdictions. The Company’s business is organized into two operating segments, consisting of (i) acquiring and managing royalty interests, and (ii) acquiring and managing streams and other interests. Prior to September 26, 2025, the Company presented one reportable segment, consisting of acquiring and managing royalty interests. December 31, 2025, Company’s generated royalty revenue of 12,041,000 (2024: $11,048,000) and net metals income of $4,581,000 (2024: $nil). For the year ended December 31, 2025, four interests generated 48%, 15%, 14%, and 12% of the Company’s royalty revenue, totaling $10,736,000, and three interests generated 42%, 38% and 13% of the Company’s net precious metals income totalling, $4,264,000. Comparatively, for the year ended December 31, 2024, two interests generated 84% and 11% of the Company’s royalty revenue, totaling $10,431,000.

The following table summarizes each of Vox’s royalty and streaming assets as of the date of this AIF:

Overview of Royalty Portfolio

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Gold International (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2,000 payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Greenstone	100% up to a cap of 58.5koz per annum until March 2027; 29% of deliveries up to a cap of ~226,000oz	Gold	Canada	Producing	Equinox Gold Corp.
Ruby Hill, Cove & Granite Creek	100% up to a cap of 40koz per annum until December 2028	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% uncapped (excluding third party stream ounces)	Gold	Côte d’Ivoire	Producing	Allied Gold Corporation (subject to potential acquisition by Zijin Gold International)
Blyvoor	100% up to a cap of 2.7Moz	Gold	South Africa	Producing	Aurous Resources
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper, gold, silver	Australia	Producing	Hillgrove Resources Limited
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Federation	4.5% GRR on first 250Koz of gravity gold	Gold	Australia	Producing	Aurelia Metals Ltd
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Dandoko	1.0% NSR	Gold	Mali	Development	B2 Gold Inc.
Sugar Zone	80% of doré up to a cap of 961koz	Gold	Canada	Development	Vault Minerals Limited
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Arika Resources Limited
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Stockman	1.5% NSR (reducing to 1.0% NSR after 9Mt production)	Copper, gold, silver and zinc	Australia	Development	Aeris Resources Limited
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold Mining Corp.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Yilgarn Iron Investments Pty Ltd
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Sulphur Springs	A$2/t ore PR (A$3,700 royalty cap)	Copper, zinc, lead, silver	Australia	Development (in construction)	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (100% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1,500)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	Exploits Discovery Corp.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	GoldArc Resources Ltd
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Wyloo North	1.5% GRR (on the first 15Mt production)	Iron Ore	Australia	Advanced Exploration	Fortescue Metals Group Ltd.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Impact Minerals Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Fields Limited

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd. (under JV to Caprice Resources Ltd)
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Evergreen Lithium Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
St. Ives	1.04% GRR(4)	Gold	Australia	Exploration	Gold Fields Limited

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Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Los Filos	50% up to a cap of 1.1Moz	Gold	Mexico	Suspended	Equinox Gold Corp.
Braúna	0.5% GRR	Diamonds	Brazil	Suspended	Lipari Mining Ltd.
Conditional Assets
Eagle	25% of gold production, up to a cap of 1.1Moz	Gold	Canada	Suspended (Receivership)	Victoria Gold Corp(5)
Thaduna(6)	1.0% NSR	Copper	Australia	Exploration	BOA Resources Ltd (subsidiary of Stanifer Pty Limited)(6)

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	The St Ives royalty is a 3.0% GRR, but the Transaction will also include an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.
(5)

On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers LLP has been appointed to manage the receivership process and a sale process for the asset is ongoing.

(6)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS. The Original Thaduna Tenure is currently subject to overlapping Native Title Claims by the Yungunga-Nya People #2 (WC2022/003) and Gingirana #4 (WC2020/003). Stanifer has signed a Heritage Protection Agreement with the Yungunga-Nya People and are in negotiations with the Gingirana. Once these agreements are in place the tenements are expected to be granted by DMIRS.

Resources and Reserves

Information about resource and reserve estimates for producing projects underlying the Company’s royalties, streams and other assets is set out below, other than for Wonmunna, Bonikro, Greenstone and Sugar Zone, which are disclosed under the heading “Material Assets” and related schedules. This information has not been independently verified by the Company. Specifically, as a royalty or stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties including resource and reserve estimates and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty, stream or other interest.

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Janet Ivy1

Janet Ivey JORC 2012 Resources & Reserve Estimate as at January 2015:

Indicated Resources			Inferred Resources
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
8.36	0.87	234,000	5.25	0.92	155, 000

Notes: Janet Ivey Resources at a cut-off grade of 0.5g/t gold3

Probable Reserves
Mt	Au (g/t)	Au (oz)
2.39	1.11	85,281

Notes: Janet Ivey Total Reserves at a cut-off grade 0.7g/t gold3

The Janet Ivy Ore tonnes were 55.0Mt @ 0.62g/t for 1,103,500oz (at a A$2200/oz pit shell) as at March 16, 2022.

Otto Bore

Otto Bore JORC 2012 Resource & Reserve Estimate as at June 30, 2020:

Indicated Resources			Inferred Resources
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
1.6	2.0	110,000	1.0	1.8	61,000

Notes: Otto Bore Resources at a cut-off grade of 0.3g/t gold in oxides and 0.5g/t gold in fresh rock

Probable Reserves
Mt	Au (g/t)	Au (oz)
1.6	1.8	91,000

Notes:

1.

The Resources reported are on a 100% basis for the full Otto Bore deposit. The royalty tenure covers the approximate southern half of the deposit, which includes the full ore reserve and an unquantified portion of the additional resource.

2.	Otto Bore Reserves at a cut-off grade of 0.5g/t gold.

Bulong / Myhree

JORC Resource for Bulong as at June 2023:

	Indicated			Inferred
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree/Boundary Open Pit	903	2.7	78,000	300	1.8	17,000
Myhree/Boundary Underground	230	4.6	34,000	585	3.8	71,000
Other Open Pits	97.5	2.5	7,800	1,079.40	1.8	61,800
Other Underground				351.6	3.2	35,700
Total	1,230	3.0	120,000	2,316	2.5	185,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Resources have been reported as both open pit and underground with varying cut-offs
4.	Resources are reported inclusive of any Reserves

_______________________

1 Source: 16 March 2022 Binduli North Mining Proposal (non-JORC resource).

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JORC Reserves for Bulong as at June 2023:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree Open Pit	-	-	-	545	2.4	46,000	545	2.4	46,000
Boundary Open Pit	-	-	-	120	1.5	6,000	120	1.5	6,000
Other Open Pits	-	-	-	2,623	1.7	141,000	2,623	1.7	141,000
Underground	-	-	-	437	3.6	50,000	437	3.6	50,000
Total	-	-	-	3,725	2.0	243,000	3,725	2.0	243,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Cut-off Grade:
a.	Open Pit – The Ore Reserves are based upon an internal cut-off grade greater than or equal to the break-even cut-off grade
b.	Underground - The Ore Reserves are based upon an internal cut-off grade greater than or equal to the break-even cut-off grade
4.	The commodity price used for the Revenue calculations was AUD$2,300 per ounce
5.	The Ore Reserves are based upon a State Royalty of 2.5% and a refining charge of 0.2%

Castle Hill

The JORC ore reserves as at March 2024:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Castle Hill	-	-	-	14.8	0.89	425,00	14.8	0.89	425,00

Note: A Reserve gold price of A$2,200/ounce was used to calculate the Castle Hill open pit cut-off grade, as well as for the evaluation and selection of optimal mining pits/shapes.

Blyvoor

SK-1300 mineral resource estimate as at February 29, 2024:

Classification	Stope Width (cm)	Stope Tonnes (Mt)	Stope Grade (g/t)	Stope Content (cm.g/t)	Gold Content (kg)	Gold Content (Moz)
Measured	117	11.25	4.74	555	53356	1.72
Indicated	117	2.75	3.45	403	9478	0.3
Total M&I	117	14	4.5	526	62834	2.02
Inferred	117	58.81	4.4	515	258752	8.32

Notes:

1. Mineral Resources are reported at a 300 cm.g/t (2.56 g/t over 117 cm stoping width equivalent) pay limit.

2. Depletions were applied.

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3. Boundary pillars were excluded from the Mineral Resources, reported inclusive of internal pillars and shaft pillars.

4. A geological loss of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources has been applied.

5. Mineral Resources are 74% attributable to Blyvoor Gold Resources (Pty) Ltd and occur within the mining right perimeter.

6. Mineral Resources are Exclusive of Mineral Reserves.

SK-1300 ore reserves as at February 29, 2024:

Category	Classification	Delivered Grade (g/t)	Delivered Tonnes (Mt)	Delivered Au Content (kg)	Delivered Au Content (Moz)
Mineral Reserves in LoM Plan	Proved	5.69	7.94	45164.11	1.45
	Probable	5.49	20.89	114665.04	3.69
	Total	5.54	28.83	159829.15	5.14
Mineral Reserves as 74% attributable to Blyvoor Resources	Proved	5.69	5.88	33421.44	1.07
	Probable	5.49	15.46	84852.13	2.73
	Total	5.54	21.33	118273.57	3.8

Notes:

1. Mineral Reserves stated at a long term gold price of USD1,900/oz and a long term exchange rate of ZAR/USD 19.15.

2. Mineral Reserves are reported at a 496 cm.g/t cut-off grade applied.

3. Minimum remnant area of 1,000 m² applied.

4. Mining extraction of 80% applied to all remnants.

5. Pillar provision of 15% applied.

6. Stope width is the average SBM mining cut over a 117 cm mining width.

Kanmantoo

JORC mineral resource estimate as at September 30, 2025:

Mine Area	JORC Classification	Tonnage (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu Metal (kt)	Au Metal (koz)
Kavanagh (including Spitfire)	Measured	4200	0.8	0.11	2.7	33	15
Kavanagh (including Spitfire)	Indicated	2700	0.72	0.13	2.5	19	11
Kavanagh (including Spitfire)	Inferred¹	5800	0.65	0.14	2.5	38	26
North Kavanagh	Measured	-	-	-	-	-	-
North Kavanagh	Indicated	180	0.78	0.12	3.4	1.4	0.7
North Kavanagh	Inferred²	200	0.74	0.29	2.8	1.5	1.9
Nugent	Measured	550	0.83	0.38	2.3	4.6	6.7
Nugent	Indicated	2300	0.75	0.37	2	17	28
Nugent	Inferred³	2800	0.78	0.26	1.9	22	24
Valentines	Measured	-	-	-	-	-	-
Valentines	Indicated	200	0.65	0.07	1.3	1.3	0.5
Valentines	Inferred⁴	340	0.55	0.05	1.2	1.9	0.5
Emily Star (No change to 2024)	Measured	-	-	-	-	-	-
Emily Star (No change to 2024)	Indicated	-	-	-	-	-	-
Emily Star (No change to 2024)	Inferred	2600	0.77	0.08	1.6	20	7

Notes:

1. Due to effects of rounding, total numbers may not sum.

2. Inferred 1 – includes Kavanagh high grade Inferred; Central Kavanagh, North Kavanagh and Valentines Categorical Indicator Kriging (CIK) Inferred.

3. Inferred 2 – includes North Kavanagh high grade Inferred only.

4. Inferred 3 – includes Nugent high grade and CIK Inferred.

5. Inferred 4 – includes Valentines high grade Inferred only.

6. Reporting criteria are: Measured, Indicated and Inferred material (RESCAT = 1 or RESCAT = 2 or RESCAT = 3), Cu >= 0.40% (CU_PCT >= 0.4), in-situ (VOIZONE = 0) with reasonable prospects of eventual economic extraction envelope (MREZONE = 1), Reasonable Prospects for Eventual Economic Extraction (RPEEE=1).

7. Tonnage and metal are rounded to the nearest 1,000 tonnes, grades are rounded to two significant figures.

8. Mineral Resource is reported at a 0.40% Cu cut-off grade for all mine areas.

9. Mineral Resource is depleted for mining to June 30, 2025.

10. Mine depletion refers to the current Kanmantoo underground operation, and historical Giant, Nugent and Emily Star open pits.

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The JORC ore reserves as at September 30, 2025:

Mine Area	Classification	Tonnes (kt)	Cu (%)	Au (ppm)	Cu Eq (%)	Ag (ppm)	Cu Metal (kt)	Au Metal (koz)
Kavanagh	Proved	1500	0.96	0.11	1	2.8	14	5
Kavanagh	Probable	900	0.89	0.19	1	2.9	8	5
Nugent	Proved	360	0.73	0.37	1	1.9	3	4
Nugent	Probable	1300	0.73	0.34	0.9	1.9	9	14
Total Ore Reserves	Proved	1800	0.92	0.16	1	2.6	17	9
Total Ore Reserves	Probable	2200	0.79	0.28	1	2.3	17	19
Total Ore Reserves	Total	4000	0.85	0.22	1	2.4	34	29

Notes:

1.	Dry metric tonnes.
2.	Stope cut-off grade 0.8% CuEq (Copper Equivalent) to define development limits, 0.6% CuEq for stopes along defined development. Development cut-off grade 0.4% Copper.
3.

Approximately 40,000 tonnes of Measured Mineral Resource has been converted to Probable Ore Reserves. The tonnes are in Nugent Mine Area and are contained in a region with high water inflows from intercepting diamond drill holes. Further work is required to determine a strategy to profitably mine these tonnes.

4.	Reported Ore Reserves do not include any diluting Inferred or Unclassified material. The mine schedule includes 277Kt at 0.2% Cu of non-Reserving material that is mined as unavoidable dilution.
5.	Reported grades are rounded to two decimal places, copper equivalent to one decimal place. Tonnes are rounded to two significant figures. Minimum stoping widths of 5m true width.
6.	Reported grades are rounded to two decimal places. Tonnes are rounded to two significant figures.
7.	Any minor apparent discrepancies for sums in the table are due to rounding.
8.	The period of economic extraction is from July 2025 to April 2028.
9.	Ore Reserves are converted from Mineral Resources based on October 2025 Mineral Resources, reported herewith.
10.	Competent Person: Mark Hamilton MAusIMM (#221080).
11.	Over 18 months of mining actual demonstrates very good ground conditions. It is expected that this will continue, with Geotech modelling demonstrating stability over modelled life of mine.

Plutonic East

JORC mineral resource estimate as at June 30, 2025:

	Indicated			Inferred
Deposit	Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
Plutonic East	0.8	2.9	78,000	1.3	2.4	102,000

The JORC ore reserves as at June 30, 2025:

Probable Reserves
Kt	Au (g/t)	Au (oz)
414	2.6	34,000

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Ruby Hill/Cove/Granite Creek

NI 43-101 mineral resource estimates for each of Ruby Hill, Cove and Granite Creek as at December 31, 2024:

Granite Creek

Classification	Grade (g/t)	Tonnes (kt)	Contained Au (koz)	Contained Au (Moz)
M&I (UG)	10.5	775	261	0.261
Inferred (UG)	13	782	326	0.326
M&I (OP)	1.18	37701	1435	1.435
Inferred (OP)	1.09	2148	75	0.075

Ruby Hill

Classification	Grade (g/t)	Tonnes (kt)	Contained Au (koz)	Contained Au (Moz)
M&I (Archimedes UG)	7.6	1791	436	0.436
Inferred (Archimedes UG)	7.3	4188	988	0.988
M&I (Mineral Point)	0.48	216982	3376	3.376
Inferred (Mineral Point)	0.34	194442	2117	2.117
M&I (Archimedes OP)	1.96	4320	272	0.272
Inferred (Archimedes OP)	1.12	870	31	0.031

Cove

Classification	Grade (g/t)	Tonnes (kt)	Contained Au (koz)	Contained Au (Moz)
M&I	8.2	1177	310	0.31
Inferred	8.9	4047	1156	1.156

Competitive Conditions

The Company competes with other companies to identify suitable royalty and streaming opportunities. The Company will also compete with companies that provide financing to mining companies. The ability of the Company to acquire additional royalty and streaming opportunities in the future will depend on its ability to select suitable properties and to enter into similar royalty agreements. See “Risk Factors”.

Operations

Components

The Company’s business is organized into two operating segments, consisting of (i) acquiring and managing royalty interests, and (ii) acquiring and managing streams and other interests. Prior to the September 26, 2025 acquisition of the PMPAs, the Company presented one reportable segment, consisting of acquiring and managing royalty interests. See further details under the heading “Description of the Business”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had seven employees.

Policies

The Company has not implemented social or environmental policies that are fundamental to its operations. For more information on the Company’s approach to corporate governance and responsibility, see https://voxroyalty.com/corporate/corporate-governance/.

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Foreign Interests

The Company expects to receive payments under its royalty and streaming agreements across several jurisdictions, including Australia, Canada, the United States, Mexico, Peru, Brazil, South Africa, Mali and Côte d’Ivoire. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

RISK FACTORS

The operations of the Company are speculative due to the nature of its business which is principally the investment in royalties, streams and other interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Global financial conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflicts between Russia and Ukraine, in various locations in the middle east, and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its Common Shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to maintain or renew its debt financing or obtain equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value and price of Common Shares of the Company could be adversely affected.

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Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and other interests that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or other interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties, streams or other interests may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may: take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties, streams or other interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and other interests may not be honoured by operators of a project

Royalties, streams or other interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honour their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties, streams or other interests that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams or other interests and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty, stream or other interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties, streams or other interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors and in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. Similarly, the Company’s entitlement to purchase metals credits may be calculated by its streaming or other interest partners in a manner different from the Company’s projections. In addition, some royalties, streams or other interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging publicly available information and the Vox Database. In addition, the Company has cultivated close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team.

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Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or other interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration‑stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Exploration and development risks

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

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Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or other interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or other interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or other interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is possible for Inferred resources to be upgraded to Indicated resources with continued exploration, but not guaranteed. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

For some properties, the Company’s return on investment depends in part on the operators’ ability to replace mineral reserves as they are consumed in the ordinary course of mining. If current mineral reserves are not replaced as they are mined through conversion of mineral resources to new mineral reserves, or new mineral resources are not identified through expansion of known deposits, exploration, or otherwise, the Company’s expected investment returns or future results of operations could be adversely affected.

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams or other interests that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties or purchase metals in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue or the right to purchase metals.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

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In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

Unknown defects in or disputes relating to the royalties, streams or other interests Vox holds or acquires may prevent Vox from realizing the anticipated benefits from its royalties, streams or other interests , and could have a material adverse effect on Vox’s business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of Vox’s royalties, streams or other interests and could result in impairment charges. While Vox seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalties, streams or other interests Vox acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which Vox holds or seeks to acquire a royalty, stream or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty, streaming or other interest.

Similarly, royalties, streams or other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. Vox often does not have the protection of security interests over property that Vox could liquidate to recover all or part of Vox’s investment in a royalty, stream or other interest. Even if Vox retains its royalty, stream or other interest in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact Vox.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty, streaming or other interests. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties, streams or other interests, macro-level factors such as inflation and the level of interest rates, the strength of the United States dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between (a) Russia and Ukraine or (b) the middle east and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices and net realized margins from the PMPAs. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties that the Company may hold, or the ability to purchase metals pursuant to its streaming interests. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Future success depends on ability to acquire additional royalty, streaming and other interests at appropriate valuations

The Company’s future success depends in part on its ability to acquire additional royalties, streams or other interests at appropriate valuations. As part of the Company’s business strategy, it will seek to purchase or originate a diverse collection of royalties, streams or other interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. In addition, the Company may be unable to acquire royalties, streams or other interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company will seek to mitigate this risk by utilizing the Vox Database.

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Costs may influence return to the Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

Changes in tax legislation or interpretations, including transfer pricing rules, could impact the profitability of the Company

A significant proportion of the Company’s income generating activities are conducted by its 100% owned subsidiary, Vox Cayman, which operates in the Cayman Islands and is not subject to tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, or any of the countries in which the Company’s subsidiaries or assets are located, or to which deliveries of precious metals or precious metals credits are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

In addition, the Company is subject to tax laws and regulations in numerous jurisdictions, including provisions concerning transfer pricing. Transfer pricing rules may require adjustments to the Company’s taxable income if local tax authorities determine that intercompany transactions are not consistent with the arm’s-length principle. Any such adjustments, assessments, penalties, or interest may have a material impact on the Company’s effective tax rate, cash flows, and financial results

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

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Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third parties

Some royalties, streams or other interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty, stream or other interest; or claw back rights, pursuant to which the seller of an asset has the right to re-acquire the asset. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or other interest of the Company.

Global events outside of the Company’s control

An outbreak of epidemics, pandemics or other health crises and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company's business, operations and financial condition. Public health crises can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of such viruses. If the operation or development of one or more of the properties in which Vox holds an interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities.

Cybersecurity risks

The Company utilizes a variety of information technology systems to manage and support its operations, including for financial reporting, operational and investment management, and email correspondence. These systems contain, among other information, proprietary business information and personally identifiable information of the Company’s employees. The proper functioning of these systems and the security of such data is critical to the efficient operation and management of the Company, and these functions are outsourced by us to third-party service providers on whom we rely for the proper functioning and security of these systems. The Company’s systems, and those of our third-party service providers, could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses, ransomware or malware, physical or electronic break-ins, unauthorized access, or cyber-attacks.

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Any security breach could compromise the Company’s networks, and the information stored on them could be improperly accessed, disclosed, lost, stolen or restricted. Because techniques used to sabotage systems, obtain unauthorized access to systems or prohibit authorized access to systems change frequently and generally are not detected until successfully launched against a target, Vox or its third-party service providers may be unable to anticipate these techniques, and the cybersecurity processes, technologies and controls that Vox or its third-party service providers have implemented to secure our systems and electronic information may not be adequate to prevent a disruption or attack or to timely assess, identify and manage a cyber-attack. Actions taken by Vox or its third-party service providers in response to a cyber-attack may not be adequate. Any unauthorized activities could disrupt the Company’s operations or those of its third-party service providers on which it is dependent; result in the misappropriation or compromise of confidential information, extortion, or fraud; harm Company employees or counterparties; cause the Company to violate privacy or security laws; or result in legal claims or proceedings, any of which could adversely affect the Company’s business, reputation, or operating results.

Risks relating to Credit Facility

Vox may from time to time have amounts outstanding under its Credit Facility, which may be significant. The total availability under Vox’s Credit Facility is $40 million, with an additional accordion feature of $35 million, of which $nil is currently drawn; the undrawn balance may be used to fund the acquisition of royalties, streams or other interests. These acquisitions may result in significant drawings and Vox would be required to use a portion of its cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Vox’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. Vox may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If Vox is unable to generate such cash flow, the Company may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Vox’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. Vox may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, Vox’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit Vox’s ability to amend its royalty, streaming and other interest contracts without the consent of the lenders. Vox can provide no assurances that in the future, the Company will not be limited in its ability to respond to changes in our business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect Vox’s business, results of operations and financial condition.

Future financing requirements

There can be no assurance that Vox will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Vox, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. Vox may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties, streams or other interests are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or other interests that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

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The Company’s plan is to apply various methods, including utilizing the data it has available from the Vox Database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties, streams or other interests. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to a royalty, stream or other interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or other interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, some of the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Competition

The Company and its counterparties face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other interest, against these competitors. Further, there has been significant growth in the number and relative size of royalty and streaming companies over the last ten years and some of these companies might have different investment criteria and costs of capital than Vox or are subject to different tax and accounting rules than Vox, and the Company may not be able to compete effectively against them. Changes to tax rules, accounting policies, or the treatment of royalties, streams or other interests by ratings agencies could make royalties, streams or other interests less attractive to operators or render the Company less able to compete with other royalty and streaming companies that are organized in countries with more favorable tax, accounting and regulatory regimes. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or other interests.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time-to-time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

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Litigation risks

The Company may become party to legal claims or disputes with royalty payors or streaming providers arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties, streams or other interests that are or may be held by the Company. As a royalty holder or purchaser of metal, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams or other interests that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Contractual risks

Vox’s royalties, streams or other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing Vox’s royalties, streams or other interests may interpret Vox’s interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and Vox could be forced to take legal action to enforce its contractual rights. Vox may not be successful in enforcing its contractual rights, and Vox’s revenues relating to any challenged royalty, stream or other interest may be delayed, curtailed or eliminated during any such dispute or if Vox’s position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. In addition, Vox may seek to acquire assets that are subject to current, threatened or potential points of dispute with project operators in respect of the royalties, streams or other interests Vox acquires or seeks to acquire. Disputes could arise challenging, among other things:

•	the existence or geographic extent of the royalty, stream or other interest;

•	methods for calculating the royalty, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

•	methods for calculating the metal to be purchased by the Company pursuant a streaming agreement;

•	third party claims to the same royalty, stream or other interest over the property on which Vox has a royalty, stream or other interest;

•	various rights of the operator or third parties in relation to a royalty, stream or other interest;

•	production and other thresholds and caps applicable to payments of royalty and metal available for purchase;

•	the obligation of an operator to make royalty payments or metal available for purchase; and

•	various defects or ambiguities in the agreement governing a royalty, stream or other interest.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under the Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Credit Facility, unless the Company receives a waiver or consent from the lenders party thereto, it is not permitted to pay dividends on our Common Shares unless (1) there is no default or event of default under the Credit Facility at the time of payment of such dividends, (2) on a pro forma basis both before and subsequent to making the dividend, the Company’s (a) Leverage Ratio (as defined in the Credit Facility) is less than or equal to 3.50:1.00, (b) Interest Coverage Ratio (as defined in the Credit Facility) is greater than or equal to 2.50:1.00, and (c) Liquidity (as defined in the Credit Facility) shall be no less than $7.5 million. Although the Company’s current policy is to pay a quarterly dividend, there can be no assurance that Vox will declare a dividend on a quarterly, annual or other basis.

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Risks relating to the enforcement of judgments

A majority of the Company’s assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Two of the Company’s directors and two of its officers are not citizens or residents of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted outside Canada. Courts in other jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Further, some of the Company’s assets are located in emerging and developing markets and the Company may encounter difficulties enforcing judgments, whether domestic or foreign in these jurisdictions.

United States foreign private issuer status

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

In order to maintain its current status as a foreign private issuer, each of the following must be true: (i) a majority of the executive officers and a majority of the directors of the Company are not U.S. citizens or residents, (ii) more than 50% of the assets of the Company are not located in the U.S., and (iii) the Company’s business is not administered principally in the U.S. The Company may in the future lose its foreign private issuer status if any of the three conditions noted above become untrue and 50% or more of the Company’s Common Shares are directly or indirectly owned of record by residents of the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Changes to United States tariff and import/export regulations may have a negative effect on the Company

Recent developments in U.S.– Canada trade relations, including the threat and, in some cases, the imposition of tariffs on certain Canadian goods, highlight the uncertainty associated with international trade policy. Potential measures could include increased tariffs on Canadian exports, restrictions on cross-border supply chains, or additional regulatory barriers to trade. The continuation or implementation of any tariffs, surtaxes or other restrictive trade measures or countermeasures, including the introduction of regulatory barriers to trade, could have a significant impact on the market for commodities underlying the properties in which the Company has a royalty, stream or other interest, including cost and price volatility, a relative weakening of the Canadian dollar, widening differentials, decreased demand for the products of third parties operating the royalty, stream or other interest properties, and increased costs for equipment, infrastructure, and maintenance. Any such measures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

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There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. The extent to which the Company’s business, financial condition, results of operations and prospects will be affected depends largely on the nature and duration of uncertain and unpredictable events, such as the duration or escalation of the tariffs, the evolution of retaliatory measures, possible fiscal or monetary policy responses, and reactions to ongoing changes by global financial markets. Any of these factors could depress economic activity and restrict our operations and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Political uncertainty in the U.S. and other jurisdictions that we operate and may have an adverse impact on our operating performance and results of operations

General political uncertainty may have an adverse impact on our operating performance and results of operations. In particular, the U.S. continues to experience significant political events that cast uncertainty on global financial, geopolitical conflicts, and economic markets. It is presently unclear exactly what actions the current U.S. administration will implement, and if implemented, how these actions may impact our business in the U.S. and in other jurisdictions in which we operate. Any actions taken by the current U.S. administration, including the many recent executive orders, may have a negative impact on the global economy and foreign relations which could impact our business, financial condition, and results of operations.

MATERIAL ASSETS

Within the Company’s portfolio of assets, one royalty and three PMPAs are material to the Company: Greenstone PMPA, the Bonikro PMPA, the Sugar Zone PMPA and the Wonmunna royalty.

Greenstone

The Company is party to two offtake agreements (together, the “Greenstone Agreements”) with Equinox dated January 23, 2026 and April 2022, respectively. The Greenstone Agreements were assigned to the Company in connection with Global Gold Transaction. The Greenstone mine is a large-scale, open-pit gold mining operation located in the Geraldton-Beardmore greenstone belt in northwestern Ontario, Canada, approximately 275 kilometres northeast of Thunder Bay (the “Greenstone Mine”). The mine is a conventional open-pit operation with a processing plant utilizing a carbon-in-leach circuit. Commercial production was declared in 2024, with an estimated mine life of 15 years. The Greenstone Mine is wholly owned by Greenstone Gold Mine GP Inc. (“GGM”), a wholly owned subsidiary of Equinox.

Under the terms of the first Greenstone Agreement, Equinox will deliver 60% of gold produced from the Greenstone Mine (capped to 58,500 ounces annually and referred to as the “Greenstone Cap”) through March 2027. Under the terms of the second Greenstone Agreement, once the Greenstone Cap has been reached, Equinox will deliver 29% of gold produced from the Greenstone Mine each year until an overall balance of 226,0002 ounces of gold have been delivered. Pursuant to the terms of the Greenstone Agreements, the Company will make ongoing payments to Equinox for gold delivered, which typically include a margin retained by the Company on each ounce of gold delivered. The quotation period for each Greenstone Agreement is six days.

The Company does not hold, directly or indirectly, any ownership or other property interest in the Greenstone Mine. The Company is not the operator of the mine and has no control over mining operations, capital expenditures, exploration programs, environmental compliance, permitting or other operational matters.

The technical information relating to the Greenstone Mine, underlying the Company’s Greenstone Agreements, is contained in Schedule “A”, attached to this AIF.

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Bonikro

The Company is party to a long-term offtake agreement (the “Bonikro Agreement”) with Allied Gold Corporation’s (previously Allied Gold Corp.) (“Allied”) dated October 27, 2020. The Bonikro Agreement was assigned to the Company in connection with Global Gold Transaction. The Bonikro Mine is a producing gold-silver mine located approximately 100 kilometres south of Yamoussoukro, the political capital of Côte d'Ivoire, and approximately 214 kilometres northwest from Abidjan, the commercial capital of the country (the “Bonikro Mine”). Under the terms of the Bonikro Agreement, Allied will deliver 50% of gold produced from the mine (uncapped) after deducting other streamed ounces. Under the Bonikro Agreement, the Company will make ongoing payments to Allied for gold delivered which typically include a margin retained by Vox on each ounce delivered. The quotation period for the Bonikro Agreement is six days. Allied acquired the Bonikro Mine in 2019 as part of its strategy to combine both the Bonikro and Agbaou mines to form a single Côte d’Ivoire complex with over 4 Mtpa milling capacity. The Bonikro Agreement does not cover production from the Agbaou mine.

The Company does not hold, directly or indirectly, any ownership or other property interest in the Bonikro Mine. The Company is not the operator of the mine and has no control over mining operations, capital expenditures, exploration programs, environmental compliance, permitting or other operational matters.

The technical information relating to the Bonikro Mine, underlying the Company’s Bonikro Agreement, is contained in Schedule “B”, attached to this AIF.

Sugar Zone

The Company is party to a long-term offtake agreement (the “Sugar Zone Agreement”) with Vault Minerals dated July 14, 2020, in connection with an underground gold mining operation located approximately 30 kilometres north of White River in northwestern Ontario, Canada (the “Sugar Zone Mine”). The Sugar Zone Agreement was assigned to the Company in connection with Global Gold Transaction. Under the Sugar Zone Agreement, owns offtakes for 80% of the gold doré produced at the Sugar Zone Mine, up to a cap of 961,250 delivered ounces. As of the end of 2024, approximately 93 Koz had been delivered under this offtake contract to the prior holder(s) of the offtake purchase rights. The property is owned and operated by Vault Minerals through its wholly owned subsidiary. According to publicly available NI 43-101 disclosure, the Sugar Zone Mine is an orogenic gold deposit hosted within the Hemlo–Schreiber greenstone belt. Mining is conducted using underground ramp access and longhole stoping methods. Ore is processed at an on-site milling facility utilizing crushing, grinding, gravity concentration and carbon-in-leach processing.

The Company does not hold, directly or indirectly, any ownership or other property interest in the Sugar Zone Mine. The Company is not the operator of the mine and has no control over mining operations, capital expenditures, exploration programs, environmental compliance, permitting or other operational matters.

The technical information relating to the Sugar Zone Mine, underlying the Company’s Sugar Zone Agreement, is contained in Schedule “C”, attached to this AIF.

Wonmunna

On May 26, 2022, the Company announced that it acquired a producing royalty from an arm’s length, private company (the “Wonmunna Agreement”) for the following consideration: $4.75 million in cash, of which $700,000 was held back and becomes due and payable following the completion of certain conditions for a period up to December 31, 2024, issuance of 4.35 million Common Shares at an issue price of C$3.53 per Common Share, and 3.6 million Common Share purchase warrants with an exercise price of C$4.50 per Common Share and an expiry date of March 25, 2024. The royalty is a 1.25% - 1.50% sliding scale GRR over the Wonmunna mine (“Wonmunna Mine”), operated by Mineral Resource Limited (“MRL”), with 1.25% GRR payable when benchmark 62% iron ore price is below A$100/tonne and 1.50% GRR payable when the iron ore price is above A$100/tonne, which covers the full extent of the Wonmunna Mine. The Wonmunna Mine is a producing iron-ore mine located approximately 70 km west-northwest of Newman in the Pilbara region of Western Australia. Wonmunna commenced production in April 2021 and has an annual production rate of 5 Mtpa – 7 Mtpa (from 2022 to 2025).

The Company does not hold, directly or indirectly, any ownership or other property interest in the Wonmunna Mine. The Company is not the operator of the mine and has no control over mining operations, capital expenditures, exploration programs, environmental compliance, permitting or other operational matters.

The technical information relating to the Wonmunna Mine, underlying the Company’s Wonmunna Agreement, is contained in Schedule “D”, attached to this AIF.

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DIVIDENDS

The Company declared and paid its first quarterly dividend on September 20, 2022. The Company pays its dividends in United States dollars. Subsequent to the initiation of the dividend program, the Company has declared and paid dividends as follows:

Declaration Date	Dividend Per Share	Record Date	Payment Date	Amount of Payment
November 12, 2025	$0.0125	December 31, 2025	January 14, 2026	$854,562
August 13, 2025	$0.0125	September 30, 2025	October 14, 2025	$849,835
May 15, 2025	$0.0125	June 30, 2025	July 14, 2025	$634,455
February 20, 2025	$0.0125	March 31, 2025	April 14, 2025	$634,427
November 6, 2024	$0.012	December 31, 2024	January 14, 2025	$607,905
August 7, 2024	$0.012	September 27, 2024	October 11, 2024	$607,059
May 8, 2024	$0.012	June 28, 2024	July 12, 2024	$602,883
March 7, 2024	$0.012	March 29, 2024	April 12, 2024	$601,462
November 8, 2023	$0.011	December 29, 2023	January 12, 2024	$549,836
August 10, 2023	$0.011	September 29, 2023	October 13, 2023	$536,761
May 10, 2023	$0.011	June 30, 2023	July 14, 2023	$529,672
March 13, 2023	$0.011	March 31, 2023	April 14, 2023	$496,396
November 14, 2022	$0.01	December 30, 2022	January 13, 2023	$447,583
September 20, 2022	$0.01	October 21, 2022	November 4, 2022	$445,940

Any determination to pay any future quarterly dividends will remain at the discretion of the Company’s Board and will be made taking into account relevant factors, including but not limited to, the Company’s financial condition, capital allocation framework, profitability, cash flow, legal requirements, contractual restrictions and financing agreement covenants, including those under the Credit Facility, and other factors deemed relevant by the Board. See “Risk Factors – Dividend Policy”.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Vox is authorized to issue an unlimited number of Common Shares. As at March 30, 2026, there were 68,900,611 Common Shares issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s notice of articles and the Business Corporations Act (Ontario) (“OBCA”) and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The OBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

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MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the ticker symbol “VOXR”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSX and Nasdaq for the financial year ended December 31, 2025.

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	($)	($)	($)	(Shares)
January	3.48	3.26	3.42	133,395	2.44	2.23	2.32	1,582,584
February	3.69	3.16	3.54	167,089	2.59	2.18	2.40	3,605,308
March	4.29	3.31	4.18	335,367	2.96	2.26	2.89	4,214,002
April	4.99	3.63	4.48	297,075	3.54	2.54	3.30	5,440,286
May	5.20	4.18	4.84	224,890	3.75	2.94	3.51	4,940,328
June	5.08	4.24	4.32	567,512	3.73	3.07	3.14	13,571,113
July	4.67	4.17	4.37	313,620	3.40	3.01	3.15	9,688,027
August	5.07	4.32	5.05	157,674	3.67	3.11	3.66	6,750,179
September	6.25	4.72	5.90	443,405	4.51	3.37	4.29	11,488,302
October	6.65	5.50	5.99	370,473	4.75	3.89	4.26	14,308,552
November	6.76	5.37	6.72	281,458	4.83	3.80	4.78	10,404,022
December	6.58	7.65	6.48	303,024	5.52	4.62	4.81	15,315,669

SECURITIES ISSUED

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Common Shares during the financial year ended December 31, 2025.

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security	Exercise Price (if applicable)
January 14, 2025	829,915	RSUs	RSU grant	$2.26	N/A
May 15, 2025	18,095	RSUs	RSU grant	$3.37	N/A
October 27, 2025	17,361	RSUs	RSU grant	$4.12	N/A

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director and the executive officer of the Company has served as a director and/or executive officer, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company as of March 30, 2026. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

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Name, Age, Position and Municipality of Residence	Principal Occupation	Date Appointed	Number and percentage of securities beneficially owned, or controlled or directed, directly or indirectly
Kyle Floyd(4)(5), 39 CEO & Director Colorado, USA	Chief Executive Officer	July 11, 2014	1,503,266 2.18%
Pascal Attard, 42 CFO Ontario, Canada	Chief Financial Officer	December 1, 2019	127,106 0.18%
Spencer Cole, 39 President & Chief Investment Officer Ontario, Canada	President & Chief Investment Officer	March 27, 2020	329,515 0.48%
Rob Sckalor(2)(3)(4)(5), 64 Director Florida, USA	President, Capital Instincts (January 2004 to present)	June 26, 2015	5,040,608(1) 7.32%
W. Alastair McIntyre(2)(3(4)(5), 64 Director Ontario, Canada	CEO, Altiplano Metals Inc. (August 2019 to present); Previously, Senior Managing Director, Behre Dolbear Asia (Jan 2011 – March 2016)	May 8, 2020	41,167 0.06%
Luis Azevedo(4), 62 Director Rio de Janeiro, Brazil	Director of Bravo Mining, Serabi Gold and Harvest Minerals	October 16, 2025	NIL 0%
Joseph Gallucci(2)(3(4)(5), 45 Director Quebec, Canada	Managing Director & Head of Mining Investment Banking, Ventum Financial	November 14, 2025	Nil 0%

Notes:

(1)

Rob Sckalor’s Common Shares are held personally and through Rufus Dufus, LLC, CIUSVI 401K Plan, and through CIUSVI, LLC which he jointly controls with Scott Greenberg. Though CIUSVI, LLC, Rob Sckalor and another shareholder jointly control 1,656,841 Common Shares. For the purpose of the above, 50% of the Common Shares (being 828,421 Common Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also holds 194,808 Common Shares personally, controls 1,627,486 Common Shares through Rufus Dufus LLC, and indirectly controls 2,389,893 Common Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 194,808 + 1,627,486 + 2,389,893 + (1,656,841 * 0.5) = 5,040,608.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Investment Committee.
(5)	Member of the Governance and Nominating Committee.

As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 7,041,662 Common Shares, representing approximately 10.22% of the issued and outstanding Common Shares.

The principal occupations, businesses or employments of each of the Company’s directors and the senior executive officers within the past five years are disclosed in the brief biographies set out below.

Kyle Floyd, Chief Executive Officer, Chairman and Director

Mr. Floyd is the founder, Chairman and CEO of the Company. Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty company. Mr. Floyd is responsible for general operational and strategic direction of the business. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners from 2007 to 2013. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on mining transactions, ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments, private placements of debt and equity, IPOs and follow-up offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

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W. Alastair McIntyre, Director

Mr. McIntyre is an accomplished metals and mining executive with senior management expertise through roles in the public markets, leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange (HKSE) and was lead commercial advisor to the HKSE in their acquisition of the London Metal Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as President, Chief Executive Officer and director of Altiplano Metals Inc. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

Rob Sckalor, Lead Independent Director

Mr. Sckalor is co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity and debt markets. Mr. Sckalor is one of the founding investors of Vox and was extensively involved in its day-to-day business operations as a private company, including human resources management, investment strategy, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings and serviced on the audit committee for the board of directors. In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals (TTM: ASX) and was involved in multiple financings and the acquisition of Andina Resources by the company. Mr. Sckalor currently serves on the Board of CurrENT Group, an entertainment services company and Nova, a concierge membership travel company. Mr. Sckalor sits on the advisory committee of Ascentis Wealth Holdings LLC, a private wealth management firm, Mr. Sckalor was also a Director of Best Bev LLC, a beverage packaging and bottling company; and Wherehouse Beverage, a beverage brand company., Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a Director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company into the largest fixed income and derivative market maker in Europe; and previously acted as General Counsel to IDEAglobal, a Singapore and London based financial services company. Mr. Sckalor has served on numerous not for profit Boards over the last 30 years.

Luis Azevedo, Director

Mr. Azevedo is a mining executive, lawyer, and geologist with over 30 years of experience across Brazil’s resource sector. He founded FFA Legal Ltda, a leading Rio-based firm supporting mining companies with legal and regulatory services, and is a recognized expert in the Brazilian Mining Code. Mr. Azevedo co-founded Avanco Resources, developer of the first non-Vale copper mine in the Carajás Province, later sold to OZ Minerals. He has held senior roles with Rio Verde Minerals and Talon Metals, and currently serves on the boards of Bravo Mining, Serabi Gold and Harvest Minerals. He also leads ABPM and serves as Vice President of the Mining Council of CNI.

Joseph Gallucci, Director

Mr. Gallucci is a senior capital markets executive and corporate director with over 20 years of experience in investment banking and equity research. His career has focused on mining, base metals, precious metals, critical metals and bulk commodities on a global scale. Mr. Gallucci's career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, founding principal of Eight Capital where he led their Mining Investment Banking Team and Head of Investment Banking at Laurentian Bank Securities Inc. where he oversaw the investment banking practice in entirety. His current role is Head of Mining Investment Banking at Ventum financial where he oversees the entire mining practice. He is also an active corporate director on several publicly listed mining companies. In his previous and current roles, he has executed on a broad array of assignments in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He has been directly involved in raising several billion dollars for mining companies as well as lead advisor on significant M&A transactions. Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise. He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management. He also holds the ICD.D designation. In 2021, Mr. Gallucci was chosen as one of Concordia University's 2021 Top 50 Under 50 Shaping Tomorrow.

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Spencer Cole, President and Chief Investment Officer

Mr. Cole co-founded MRO, a specialist marketplace/brokerage for mineral royalties underpinned by developing the world’s largest proprietary royalty database, which was subsequently sold to a subsidiary of the Company in 2020. While at MRO Mr. Cole was involved in over $1 billion of royalty transactions. In addition to co-founding MRO, Mr. Cole has spent over 10 years at BHP, South32 and UBS Investment Bank in a wide range of commercial and technical mining roles. At South32, Mr. Cole worked on the pre-feasibility study team at the Hermosa/Taylor zinc-lead-silver project in Arizona, as a Production Superintendent and acting Exploration Manager at the Boddington Bauxite Mine with accountability for a workforce of over 130 people and as a Business Improvement Manager across six operations in Australia and Colombia. At BHP, Mr. Cole worked in the Group Acquisitions & Divestments team, led a Scoping Study for the potential restart of the San Manuel copper mine in Arizona, was instrumental in returning the BHP royalty portfolio to good standing and was also involved with a number of royalty transactions including the demerger of South32 Royalty Investments Pty Ltd. Mr. Cole holds a Masters of Engineering (Mining Engineering) from Queen’s University in Kingston, Ontario and a Bachelor of Commerce from the University of Melbourne.

Pascal Attard, Chief Financial Officer and Corporate Secretary

Mr. Attard has served as the Chief Financial Officer of the Company since December 2019. Prior to Vox, Mr. Attard was the Chief Financial Officer of Delivra Corp. until November 2019, during which time he had a broad scope of authority, including executive guidance for finance, accounting, contracts, treasury, taxation, mergers and acquisitions and investor relations. Mr. Attard played a key role in successfully guiding Delivra Corp. through the sale of its business in July 2019. Mr. Attard joined Delivra Corp. in June 2015 and also held the positions of Vice-President of Finance and Corporate Controller over the course of his four-year tenure. Prior to Delivra Corp., Mr. Attard was the Corporate Controller for a junior mining company from March 2012 to March 2015. Mr. Attard also held a number of positions at McGovern Hurley LLP from 2006 to 2012, where he most recently served as Manager, Audit and Assurance. Mr. Attard graduated from Brock University in 2006 (Bachelor of Accounting, Honours) and acquired his Chartered Professional Accountant (CPA, CA) designation in 2009.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of the securities of Great Panther Mining Limited (“Great Panther”) as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licenses insolvency trustee of Great Panther’s estate. Joseph Gallucci was a director of Great Panther until December 16, 2022.

Other than as disclosed above, no director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Other than as disclosed above, no director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended December 31, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations. Other than noted below, and to the Company’s knowledge, there are no pending or contemplated material legal proceedings relating to the Company or its property during the year ended December 31, 2025.

Red Hill

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. The Company anticipates expenditures related to this matter to increase considerably in 2026 as the matter evolves, subject to achieving settlement. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered. As of the date of this AIF, the proceeding is ongoing.

Titan

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete the Restructuring Transaction. As at the date of this AIF, the proceeding is ongoing.

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Regulatory Action

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2025, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2025. To the Company’s knowledge, there are no pending or contemplated regulatory proceedings against the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Odyssey Trust Company, at its office at 702 – 67 Yonge Street, Toronto, ON, M5E 1J8.

PROMOTER

Staff of OSC has notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company has applied for and received an exemption from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for the Company’s final base shelf prospectus dated February 13, 2025. As of the date of this AIF, Mr. Floyd owns directly 1,503,266 Common Shares which represent 2.18% of the Common Shares outstanding, 1,306,317 options and 555,208 restricted share units.

Mr. Floyd has not, as at the date of this AIF, or within 10 years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any person or company, that: (a) was subject to an order that was issued while the promoter was acting in such capacity; or (b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

Mr. Floyd has not, as at the date of this AIF, or within the 10 years prior to the date of this AIF, been a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Floyd has not within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

MATERIAL CONTRACTS

The only material contract entered into by the Company within the financial period ended December 31, 2025 or since such time or before such time that are still in effect, other than in the ordinary course of business, is the credit agreement entered into with BMO and BMO Capital Markets dated January 16, 2024 in the amount of $40 million, with an accordion feature which provides for an additional $35 million of borrowing capacity subject to certain conditions, as amended by the First Amending Agreement dated December 20, 2024 and the Second Amending Agreement dated September 23, 2025.

In the ordinary course of business, the Company enters into and maintains various royalty, streaming and other interest agreements that result in the Company holding (directly or indirectly) various royalty, streaming and other interests with third party mine operators that may be considered material. Since these agreements are entered into in the ordinary course of business, these agreements are not listed in the above summary.

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INTERESTS OF EXPERTS

Timothy Strong, BSc (Hons) MBA ACSM MIMMM QMR R.Sci, Principal Geologist of Kangari Consulting LLC, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this AIF.

Mr. Strong is independent of the Company, and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. Mr. Strong is not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 30, 2026 in respect of the Company’s consolidated financial statements as at December 31, 2025 and for the year then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPA Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

The Company’s predecessor auditors Ernst & Young LLP, Chartered Professional Accountants, have audited the Company’s consolidated financial statements for the year ended December 31, 2024. Ernst & Young LLP has advised the Company that, as of February 20, 2025 and throughout the period covered by the financial statements on which they reported, they were independent with respect to the Company within the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and PCAOB.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board. A copy of the Audit Committee’s charter is attached hereto as Schedule “E” to this AIF.

Composition of the Audit Committee

The current members of the Audit Committee are: Messrs. Rob Sckalor, Joseph Gallucci and W. Alastair McIntyre. In addition to being independent directors as described above, each member of the Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. NI 52-110 also provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

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Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors during the years ended December 31, 2025 and December 31, 2024 are set out in the table below.

Year Ended	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2025	PricewaterhouseCoopers LLP	C$250,000	$Nil	C$117,000	$Nil
December 31, 2025	Ernst & Young LLP(4)	C$250,000	$Nil	$Nil	$Nil
December 31, 2024	Ernst & Young LLP	C$330,000	$Nil	$Nil	$Nil

Notes:

(1)

“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statutory audits. Fees billed in both years include fees related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.

(2)

“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees.

(3)	“Tax Fees” are related to tax compliance, tax planning, tax advice services, the preparation of corporate tax returns and proposed transactions.
(4)

December 31, 2025 audit fees from the Company’s former auditor, Ernst & Young LLP, include: (i) Fees related to the preparation of interim reviews; and (ii) fees related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.

OTHER COMMITTEES

Compensation Committee

The Compensation Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the Shareholders that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the Compensation Committee and who will have due regard to the interests of all of the Shareholders, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the charter of the Compensation Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; (iv) establishing and monitoring performance criteria for performance-based compensation for the Company’s senior executive officers; and (v) Board compensation matters, including compensation of both independent and non-independent members of the Board.

Each of the directors on the Compensation Committee is an independent director.

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Investment Committee

The Investment Committee is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

The Investment Committee is comprised of a super-majority of independent directors.

Governance and Nominating Committee

The charter of the Governance and Nominating Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) helping the Board to create and maintain an appropriate committee structure; (ii) assessing the skills, experience, and backgrounds necessary to effectively staff the Board and its committees; (iii) overseeing the development and updating of governance and ethics policies for the Company; (iv) providing oversight with respect to the Company’s policies and programs for environmental, social, governance and sustainability matters; (v) leading the Board in periodic assessments of the operation of the Board and its committees and the contributions of the members; and (vi) overseeing the development and monitoring of the implementation of corporate governance policies.

Each of the directors on the Governance and Nominating Committee is an independent director.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s SEDAR+ profile at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of Vox dated March 21, 2025. Such information for the year ended December 31, 2025 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held on May 27, 2026.

Additional financial information is provided in the Company’s annual financial statements and MD&A for the most recently completed financial year, each of which is available under the Company’s profile at SEDAR+ at www.sedarplus.ca or the SEC at www.sec.gov.

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Schedule “A”

GREENSTONE PMPA

The Greenstone Mine is wholly owned by Greenstone Gold Mine GP Inc. (“GGM”), a wholly owned subsidiary of Equinox.

On October 1, 2024, Equinox filed a technical report prepared in accordance with NI 43-101 by G Mining Services Inc. (“GMS”), among other consulting firms, entitled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario” dated October 1, 2024, with an effective date of June 30, 2024 (the “Greenstone Technical Report”) on SEDAR+.

Scientific and technical information relating to the Greenstone Mine contained in this AIF has been sourced, derived or excerpted from publicly available disclosure made by Equinox, including, but not limited to, the Greenstone Technical Report prepared in accordance with NI 43-101, Equinox’s annual information form for the year ended December 31, 2024 (the “Equinox AIF”), and Equinox’s press release dated January 14, 2026 (the “Equinox Press Release”, together with the Greenstone Technical Report and the Equinox AIF, the “Greenstone Disclosure”). The Greenstone Disclosure is not incorporated by reference into this AIF.

Capitalized terms used within this Schedule “A”, but not otherwise defined in this AIF, shall have the meaning ascribed to such term in the Greenstone Disclosure, as applicable.

Project Description, Location and Access

The Greenstone property (“Greenstone Property”) is located in Ontario, Canada, in the Thunder Bay Mining Division. The Greenstone Mine, formerly known as the Hardrock project, includes three blocks of claims known as the Hardrock, Brookbank and Viper areas, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Foxear targets. The Greenstone Mine is in the southeast portion of the Hardrock claim group. The land tenure consists of a contiguous block of cell claims, patented claims, mining leases and licences of occupation and is summarized below. All claims, leases and licences of occupation are beneficially held by Greenstone Gold Mines (“GGM”). A leasehold patent of mining rights, surface rights, or both mining rights and surface rights, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments.

Summary of Types of Land Tenure in GGM Land Package – as of June 30, 2024

Property	No. of Cell Claims	No. of Patents	No. of Leases	No. of MLOs	Area (ha)
Hardrock (or Kenogamisis)	482	191	24	78	16,203
Brookbank	938	0	19	0	18,481
Brookbank-Kenogamisis Bridge	48	0	0	0	1,003
Viper	216	0	0	0	4,246
Total	1,684	191	43	78	39,933

The Greenstone Mine is accessible year-round via paved roads from Geraldton or Highway 11.

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The following royalties are in effect on certain of the properties as listed in the Greenstone Technical Report:

•	Essar Steel Algoma Inc. (2% net smelter returns royalty (NSR));
•	Griffin Mining Limited (1% NSR);
•	Franco-Nevada (3% NSR);
•	Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% Net Profit Interest);
•	Placer Dome Inc. (2.25% NSR / Key Lake Exploration 2% NSR);
•	Unique Broadband Systems (3% NSR);
•	Argonaut Gold Inc. (3% NSR).

As part of the acquisition of the Greenstone Property, Equinox assumed obligations under a stream agreement with Nomad Royalty Company Ltd, dated October 28, 2021, as amended (“Stream Agreement”). Under the Stream Agreement, Equinox is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until it has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, Equinox will receive consideration equal to 20% of the spot gold price at the time of delivery.

History and Exploration

There are several past producing gold mines on the Greenstone Property, including the Hardrock, MacLeod- Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines.

Gold was first discovered in the Greenstone Property area between 1916 and 1918, with subsequent significant discoveries in the early 1930s, including the Hardrock, Magnet Lake, and Little Long Lac areas. The Little Long Lac mine became the first producing operation in 1934, followed by continued exploration and development across the district. By the late 1940s, the F Zone—a large, low-grade mineralized body—had been identified. Production expanded with the Mosher Long Lac mine in 1962, and in 1967 the MacLeod–Cockshutt, Mosher, and Hardrock mines were amalgamated. From 1934 to 1970, these operations produced approximately 2.1 million ounces of gold at an average grade of 4.9 g/t Au.

Exploration and technical evaluation continued after mine closure. In the 1980s and 1990s, Lac Minerals Ltd., Asarco Exploration Company of Canada Limited, and Cyprus Canada Inc. conducted extensive drilling, geophysical surveys, and geochemical programs, resulting in the identification of additional mineralized zones. Following the end of mining activities, Barrick Gold Corporation undertook site rehabilitation and safety programs. Detailed crown pillar stability assessments completed by Golder Associates Ltd. in 2000 and 2002 confirmed the integrity and stability of the historic underground workings, with additional geotechnical drilling completed in 2007.

Asarco continued their exploration program into 1994, completing RC holes in overburden, sonic holes in historical

From 2007 when Premier Gold Mines Limited acquired the Greenstone Property until 2019, substantial post-production exploration activities have been conducted to advance understanding of the site. These initiatives included extensive diamond drilling, overburden stripping, power washing, mapping, and sampling. The main focus of the diamond drilling program in 2009 was the North Iron Formation, Porphyry Hill, and East Pit areas, while stripping and sampling concentrated on the GP Zone and TAZ Zone.

GGM continued drilling and exploration efforts which culminated in the preparation of Greenstone Technical Report.

Geological Setting, Mineralization and Deposit Types

Geology

The Greenstone Mine lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior Craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.

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The Hardrock property is located within the Beardmore-Geraldton Greenstone Belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield-Tombill Deformation Zone is marked by the Bankfield-Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide facies iron formations (“BIF”) and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit (“Hardrock Porphyry”) that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod-Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

Gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod-Cockshutt Mines.

Mineralization

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 m to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.

The interpretation of the mineralized zones by GMS is based on a litho-structural model developed by InnovExplo, but greatly simplifies the domains. As compared to the 2016 feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher-grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain is characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs.

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP Zone. The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

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Deposit Types

The gold ore bodies at the Greenstone Mine are one of the type examples for BIF-hosted gold deposits. The Greenstone Mine recognizes and presents the following subtypes: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.

Drilling, Sampling, Analysis and Data Validation

Drilling

Between May 26, 2014 and November 18, 2015, GGM added 157 diamond drill holes (“DDH”) on the Hardrock deposit for a total of 54,027 m. One DDH-MM043 – included in the 2014 MRE was also deepened, from 456 to 655 m, representing a total of 199 m of new metreage. Seventy-nine DDHs were re-sampled to add new assay results in the 2016 MRE. These holes represent a total of 8,733 m and 6,411 samples included in the 2016 Greenstone project database. A collar re-survey campaign, using the Trimble RTK survey instrument, took place in the summer of 2014 for a total of 536 drill holes for which casing was found.

The 2018 RCGC and down-the-hole (blasthole) drilling campaigns were resource definition programs, designed to de-risk the project and focus on increasing the confidence level in the Mineral Resources in the initial years of production. The drilling took place on five key areas. Area 1 was not accessible due to flooding. From May 24, 2018 to September 6, 2018, 405 RCGC drill holes, totaling 19,995 m, were completed on the Greenstone Property. The program targeted five areas defined by their geographic and lithological properties. The results obtained from the RCGC drilling program confirmed the continuity of grade in all areas. All RCGC material (chip trays from logging, rejects and representative samples) are stored on site in sea containers at GGM’s Magnet property. Additionally, Epiroc Canada Inc. drilled 62 blastholes totaling 535 m. The program occurred concurrently with the RCGC drilling program and aimed to further increase the confidence in the Mineral Resources in the F Zone, headframe and Porphyry Hill area to test the performance and viability of blasthole drilling for the Hardrock deposit.

The 2019 drilling program consisted of 76 RCGC drill holes totalling 5,946 m, of which 5,527 m were assayed, and 54 NQ size DDHs for 12,108 m, of which 10,470 m were assayed. These were resource-definition and grade-control programs designed to provide better definition in high-potential areas of the Hardrock deposit and to increase the confidence level in the Mineral Resource in the initial years of production.

A significant drilling campaign was conducted during the winter of 2021/2022, targeting inferred blocks at depth and to the east of the pit design outlined in the 2019 feasibility study. Fifty-six diamond drill holes totalling 15,421 m, and 67 RC drill holes totalling 4,189 m were drilled.

GMS was retained to update the mineral resource block model for the Hardrock deposit, incorporating new drilling undertaken since the release of previous block model as part of the 2019 feasibility study. The current MRE is based on these models. Small adjustments were made to the resource categorization using the latest surfaces. Those block models were filtered by the current topography, pit designs, whittle shells, and latest optimization parameters up to June 30, 2024.

Significant RCGC drilling campaigns were conducted since September 2022. The goal of these campaigns was to improve the final gold estimate of the mineralized zones to be mined inside the current open pit operation. In all, 496 RCGC holes totalling 28,002 m were drilled. Since the beginning of the operation a total of 18,255 vertical blastholes of 10 m length were sampled for gold. RCGC and blasthole gold assays are not used in the current MRE.

During various visits to Greenstone, GMS reviewed drilling procedures, occasionally observed RC drilling, and inspected sampling and core storage facilities. They found core recovery to be excellent throughout the deposit, and recoveries from near-surface RC drilling were judged acceptable. Drilling methods (both diamond drilling and RC drilling) adhered to industry standard practices, and representative samples were obtained.

The Geraldton facility belonging to Activation Laboratories Ltd (“Actlabs Geraldton”) was used for the entire drilling and channelling programs. Actlabs Geraldton has received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton was an independent commercial laboratory. GGM purchased the Geraldton facility from Actlabs Geraldton in March 2024 and has been operating it since.

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All re-assaying of batches (pulps) was undertaken at Australian Laboratory Services (“ALS”) - Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.

Quality Control Sample Preparation by GGM

All Quality Assurance/Quality Control (“QC”) samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core-cutting facilities places one half of the ticket into a bag with the sample and staples the other half to the box. One half of each QC sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of QC samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel deliver the bags to Actlabs Geraldton; no third party is involved in transportation.

Samples selected for analysis are sent in batches of 34. Each purchase order covers one batch of 34 samples, consisting of: 30 regular samples, 1 field duplicate sample, 1 field blank, 1 Certified Reference Material (“CRM”) with a low gold value and 1 CRM with a high gold value.

As a QC check, Actlabs Geraldton adds a 35th sample to every field batch received – a coarse duplicate of the last regular sample (i.e. the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Geraldton adds seven more QC samples (two analytical blanks, two CRMs and three pulp duplicates), bringing the fusible batch to 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.

At Actlabs Geraldton, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.

Fire Assay Procedures (Actlabs Geraldton)

Samples (50 g each) are sent to the fire assay area, numbered and in order (usually 1 to 34+1). A rack of 42 crucibles is then labelled with an assigned letter code and numbered 1 to 42. The mixture is placed in a fire clay crucible. The mixture is then preheated to 850°C, intermediate at 950°C and finished at 1,060°C, with the entire fusion process lasting sixty minutes. The crucibles are then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould. The lead button is then placed in a preheated cupel, which absorbs the lead when cupelled at 950°C to recover the gold (doré bead) + Au. The entire silver doré bead is dissolved in aqua regia and the gold content is determined by atomic absorption (“AA”) finish (1A2-50 code). On each tray of 42 samples, there are two blanks, three sample duplicates and two CRMs – one high and one low (QC = 7 out of 42 samples).

All samples assaying grades over 5.0 g/t Au with AA were re-run with gravimetric finish to ensure accurate values. After the fire assay procedures, gold is separated from the silver in the doré bead by parting with nitric acid. The resulting gold flake is annealed using a torch. The gold flake remaining is weighed gravimetrically on a microbalance.

Fire Assay Procedures with Gravimetric or AA Finish (ALS-Chemex Thunder Bay)

The fire assay technique uses high temperature and flux to “melt” the rock and allows the gold to be collected. Lead formed from the reduction of litharge is traditionally used as the collecting medium for silver and gold. The test sample is intimately mixed with a suitable flux that will fuse at high temperatures with the gangue minerals present in the sample to produce a slag that is liquid at the fusion temperature. The liberated precious metals are scavenged by the molten lead and gravitate to the bottom of the fusion crucible.

Upon cooling, the lead button is separated from the slag and processed in a separate furnace for high-temperature oxidation (cupellation), where the lead is removed, leaving the precious metals behind as a metallic bead called a prill. Traditionally, this prill was then partially dissolved in nitric acid (parted) to remove silver and the remaining gold determined by weighing (gravimetry). Alternatively, the prill can be dissolved in a mixture of hydrochloric and nitric acid (aqua regia) and the concentration determined by spectroscopic methods.

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For the AA finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, then inquarted with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. The 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AA spectroscopy against matrix- matched standards.

For the gravimetric finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weight.

At the ALS-Chemex laboratory, the batch size for all fire assay methods is 84, including six internal QCs. Therefore, 78 client samples can be taken per batch.

The maximum furnace charge of 78 client samples ensures that GGM samples are not mixed with others.

QP Conclusions

A statistical analysis of the QC data provided by GGM did not reveal any significant analytical issues. GMS is of the opinion that the sample preparation, analysis, QC and security protocols used for the Greenstone Mine follow generally accepted industry standards and that the data are of sufficient quality to be used for Mineral Resource estimation.

Data Verification

QC results were reviewed pertaining to the winter 2021–2022 drilling campaign with GGM geologists on site; no material issues were found. Any QC failures resulted in the reanalysis of the batch according to the GGM internal QC protocols.

Overall, the responsible qualified persons were of the opinion that GGM’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The 2022 and 2024 data verification process demonstrated the validity of the data and protocols for the Greenstone Mine. The responsible qualified persons consider the GGM database to be valid and of sufficient quality to be used for the Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The process design criteria have been established based on testwork results, GGM and vendor recommendations or requirements, and industry best practices.

The gold recovery process consists of a crushing circuit (gyratory and cone), a grinding circuit (HPGR and ball mill), pre-leach thickening and cyanide leaching, a carbon-in-pulp (“CIP”) circuit, carbon elution and regeneration, electrowinning and gold refining, cyanide destruction, and tailings disposal. The plant is designed to operate at a throughput of 27,000 t/d. The process operation schedule is 24 hours per day, 365 days per year, with an overall availability of 92%.

Gold production averages 389 koz for the first five years of production (commencing January 2025 to December 2029), with an average head grade of 1.36 g/t Au and an average metallurgical recovery of 90.8%. LOM production (commencing January 2025 to April 2039) averages 332 koz with an average head grade of 1.21 g/t Au and an average metallurgical recovery of 90.8%.

Mineral Resource and Reserve Estimates

Mineral Resource Estimates

The in-pit Mineral Resources of the Hardrock deposit are constrained within the design pit using a cut-off grade of 0.30 g/t Au. In addition to in pit Mineral Resources, an underground MRE was estimated adjacent to and below the open pit using a 2.0 g/t Au cut-off grade. The open pit and underground Mineral Resources (exclusive of Mineral Reserves) are summarized in Table 2.

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Mineral Resources were estimated by applying a minimum true thickness of 3.0 m and using the grade of the adjacent material when assayed, or a value of zero when not assayed. High-grade capping on raw assay data was established on a per-zone basis. Compositing was conducted on drill-hole sections falling within the mineralized zones (composite = 2 m). Mineral Resources were estimated using 3-D block modelling and 3-pass Inverse Distance Cubed interpolation with high-grade restraining.

Mineral Resources were classified as Measured in areas within 15 m of the RCGC drilling, and as Indicated in areas where the maximum distance to drill-hole composites was less than 35 m for blocks interpolated in Passes 1 and 2 (using a minimum of two drill holes). Mineral Resources were classified as Inferred in remaining blocks interpolated during Passes 1 to 3. Lastly, all blocks in the underground Mineral Resource estimated in Pass 1 to 3 in the external grade shell domain (500, 501 and 506) were downgraded to Inferred category.

Table 2: Mineral Resource Estimate (Exclusive of Mineral Reserves) for Greenstone Mine

Category	In-Pit >0.3 g/t Au			Underground >2.0 g/t Au
	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	0	-	0	-	-	-
Indicated	19,008	1.21	738	10,959	4.20	1,480
M+I	19,008	1.21	738	10,959	4.20	1,480
Inferred	6,892	1.49	331	19,479	3.88	2,432

Notes:

1.	The Independent and Qualified Person for the MRE, as defined by NI 43-101, is Réjean Sirois, B.Sc., P.Eng., of GMS., and the effective date of the estimate is June 30, 2024.
2.	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
3.	Mineral Resources are presented exclusive of Mineral Reserves.
4.	In-pit results are presented undiluted within a merged surface of the pit optimization shell at $1,700/oz Au and the 2024 pit design.
5.	In-pit Mineral Resources are stated at a cut-off grade of 0.30 g/t Au.
6.	Underground Mineral Resources are presented undiluted and are defined as blocks below and adjacent to the 2024 pit optimization at a cut-off grade of 2.00 g/t Au.
7.	Any discrepancies in the totals are due to rounding effects.
8.	GMS is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the MRE.
9.

Whittle parameters reference mining cost: $1.97/t, Incremental bench cost ($/10 m bench): $0.03, Milling cost: $6.98/t, Royalty: 3.0%, general & administration (G&A): $3.31/t, Sustaining capital: $0.92/t, Gold price: $1,700/oz, Milling recovery: 91.1% and Exchange rate 1.28 CAD/USD.

GMS is not aware of any environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the MRE.

Mineral Reserve Estimate

The Mineral Reserve for the Greenstone Mine’s open pit is shown in Table 3.

Table 3: Greenstone Mine Open Pit Mineral Reserve Estimate

Category	Diluted Ore Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	6,817	1.16	255
Probable	137,846	1.23	5,445
Total P&P	144,662	1.23	5,700

Notes:

1.	CIM Definitions were followed for Mineral Reserves.
2.	Effective date of the estimate is June 30, 2024.

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3.	Mineral Reserves are estimated at a cut-off grade of 0.30 g/t Au.
4.	Mineral Reserves are estimated using a long-term gold price of $1,550/oz and an exchange rate of 1.28 CAD/USD.
5.	A minimum mining width of 15 m was used.
6.	Bulk density of ore is variable but averages 2.78 t/m3.
7.	The average life-of-mine strip ratio is 5.5:1.
8.	Dilution factor is 17.2%.
9.	Numbers may not add due to rounding.

Open pit optimization was conducted using Whittle software to determine the optimal economic shape of the open pit to guide the pit design process. The Mineral Reserve estimate includes a 17.2% mining dilution factor and a 1.2% ore loss factor.

Mining Operations

Mining is being carried out using conventional open pit techniques with 10 m benches. An Owner-mined operation is in place, with hydraulic shovels and mining trucks, including outsourcing of certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and down-the-hole drilling capability. Blastholes are loaded with bulk emulsion. The majority of the loading in the pit is carried out by two 29 m3 hydraulic face shovels, one 15m3 hydraulic excavator, and one 30 m3 front-end wheel loader. Haulage is performed with a combination of 224-tonne (Caterpillar 793-08) and 216-tonne (Caterpillar 793F) mine haul trucks. The presence of historical underground stopes was considered when designing the pit, mainly for the voids in the F Zone. Most of the other underground openings are backfilled with sand fill or rock fill.

Mining of the Hardrock pit will occur in five main phases. Waste rock will be disposed of in four distinct waste dumps with three located around the pit and one further to the south. The open pit generates 788.6 Mt of overburden and waste rock (inclusive of historical tailings and underground backfill) over the life of mine (“LOM”) for an average LOM strip ratio of 5.5:1.

The LOM plan provides 15 years of mine production (from the third quarter of 2024 to the second quarter of 2039). Annual mine material movement peaks at 72 Mt in 2025 and is maintained for 10 years until 2034. Material movement gradually declines from 2035 until the end of the mine life in 2039. The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which is achieved in 2025 and is sustained until 2038.

Processing and Recovery Operations

The plant will ramp up to the nameplate capacity of 27,000 t/d in approximately one year (grind size of P80 90 μm). The grinding circuit includes an HPGR, two identical ball mills and two identical gravity concentrators. The mill operation schedule is 24 h/d, 365 d/a with an overall availability of 92%. Crushing plant and processing plant equipment design factors allow for a margin of error in the sizing of the equipment. The key general process design criteria are presented in Table 4.

Table 4: Key General Process Design Criteria

Parameter	Units	Value
Throughput – Design	t/a	9,855,000
Throughput – Design	t/d	27,000
Throughput – Design	t/h	1,223
Design Grind Size (P80)	µm	90
Crusher Utilization	%	67
Process Plant Availability	%	92
Operating Time	d/a	365
Operating Time – Concentrator	h/d	24
Au Feed Grade - Average	g/t	1.34
Au Feed Grade - Design	g/t	2.10
Ore Moisture	%	3.0
Ore Specific Gravity	-	2.81
Gold Recovery	%	91.0
Elution Vessel Capacity	t	10
Crushing Plant Equipment Design Factor	%	20
Process Plant Equipment Design Factor	%	10

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The gold recovery process for the Greenstone Mine consists of a crushing circuit (primary gyratory and secondary cone); an HPGR and ball mill grinding circuit with gravity recovery; pre-leach thickening; cyanide leaching, CIP adsorption; elution and regeneration; electrowinning and refining; cyanide destruction; and tailings deposition.

The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The water management system covers all the fresh, reclaim, process, potable, fire and gland-water storage and pumping. An on-site sewage treatment plant processes domestic wastewater, discharging to the environment. Tailings reclaim and collected contact water will be used for process water, with excess contact water treated and discharged to the environment.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Greenstone Mine is near the Trans-Canada Highway 11, TransCanada PipeLines Limited Canadian Mainline (TCPL Mainline) natural gas pipeline, a Hydro One electrical substation, and the town of Geraldton hosts a municipal airport, which has a 1,500 m runway capable of accommodating small charter aircraft. Geraldton has its own potable water treatment system and water distribution network.

The general infrastructure to support mining and processing activities includes:

•	Site access and haul roads
•	Workshop and maintenance facility
•	Warehousing for spare parts and reagents
•	Administration building, including a dry facility, gatehouse and parking area
•	Explosive reagent storage
•	Fuel storage and distribution
•	Recycling and sorting facility
•	Potable water and sewage systems
•	Fire water systems
•	Site security and fencing.

A length of Trans-Canada Highway 11, a Hydro One 115 kV station, and a Ministry of Transportation Ontario patrol station were relocated to allow development of the Mine. Existing infrastructure within the footprint of the property limits that will need to be relocated in the future includes:

•	Ontario Provincial Police Station
•	Historical MacLeod and Hardrock tailings (portions covering the open pit mine).

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The existing Hydro One grid is insufficient for powering the processing facilities and associated infrastructure. A 65 MW natural gas-fired power plant was constructed, with a designed capacity of 46.5 MW, which includes a pipeline originating from the existing TCPL Mainline pipeline directly to the site power plant.

Water Management

Two types of effluents will be generated during Greenstone Mine activities: mine effluent and sanitary effluent. The water quality standards applicable to mine effluent are defined in the applicable Environmental Compliance Approvals (“ECA”) and Federal Metal and Diamond Mining Effluent Regulations (“MDMER”) Effluent Criteria. The ECAs identify discharge locations and quality criteria for both mine and sanitary effluents discharging to the Southwest Arm of Kenogamisis Lake which are protective of the receiving environment. The effluent criteria meet and exceed MDMER criteria at the end of the pipe and the Provincial Water Quality Objectives for parameters are met within a small mixing zone in the receiving waterbody.

Collected mine water, surface runoff water and underground workings water will be directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical Macleod tailings. Surface water runoff from the exterior of the tailings management facility (the “TMF”) dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive approximately 145 million tonnes (Mt) of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical tailings and contaminated soils being relocated from the open pit area.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams will be constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023. The first (Stage 1) dam raise will be completed in 2024 to a crest elevation of 344 m, and the planned ultimate crest elevation will be 365 m.

Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating. This amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage potential for the tailings.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach will displace the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located near the north side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

Closure of the TMF involves lowering of the spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

Permitting and Compliance

Environmental baseline studies were conducted for the Greenstone Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Greenstone Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Mine.

A final environmental impact statement / environmental assessment (“EIS/EA”) was completed and a Notice of Approval was issued by the provincial regulatory agency and a Decision Statement was issued by the federal regulatory agency. GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial closure plan, GGM has filed two amendments, one in December 2023 and another in August 2024 to account for detailed design and to address measures implemented to mitigate erosion of the Goldfield Creek diversion channel.

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The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Greenstone Mine components, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Greenstone Mine planning, permitting, and detailed engineering and will continue through operation and closure of the Greenstone Mine.

GGM has established long-term relationship agreements with five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Greenstone Mine and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Mine.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee (“IC”). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM.

The Environmental Sub-Committee (“EAS”) reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Management & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Technicians from Aroland First Nation, Animbiigoo Zaagi’igan Anishinaabek, Ginoogaming First Nation, Long Lake #58 First Nation, and Métis Nation of Ontario actively participate in the daily operation of the GGM Environmental Department.

Capital and Operating Costs

Capital Costs Estimates

The table below presents the 2024 capital costs and the 2025 budgeted capital costs.

Table 5: Capital Costs

Description	2024 Costs ($ million)	2025 Budget ($ million)
Project construction (completion)	212.7	27.7
Capitalized stripping & mine development	-	0.6
Infrastructure & Equipment	5.3	86.1
Exploration	-	-
Reclamation & rehabilitation	0.8	1.8
Total	218.8	114.4

Notes:

1.	Totals may not add due to rounding.
2.	Capital costs include capitalized exploration expenditures, reclamation & rehabilitation costs, and lease payments for haul trucks and mining equipment.

The capital expenditures include sustaining expenditures for mining, processing and general and administration costs and non-sustaining expenditures.

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Operating Costs Summary

The table below presents the 2024 operating costs and the 2025 budgeted operating costs.

Table 6: Operating Costs

Description	Units	2024 Costs ($)	2025 Budget ($)
Mining	$/t mined	1.97	2.40
Processing	$/t processed	12.05	7.82
Site General	$/t processed	7.24	7.40

Notes:

1.	Totals may not add due to rounding.
2.	Operating costs include all mining, processing and general and administration costs including waste stripping.
3.

Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.

Cost estimates in the tables above are based on the Greenstone mine plan and Equinox Gold’s current estimates as of December 31, 2024. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified, it may alter the current mine plan and potentially extend the mine life

Exploration, Development and Production

Exploration

GGM did not undertake any significant exploration work in 2024 and there are no plans to undertake any exploration work in 2025.

Development

In October 2021, the Company announced groundbreaking for full-scale construction of Greenstone with a construction budget of $1.255 million (100% basis) (at a rate of USD:CAD 1.25). Construction was funded on a pro rata basis with Equinox Gold funding 60% and Orion Resource Partners funding 40%.

At December 31, 2023, $1.210 million (99%) of the $1.225 million construction budget had been spent (100% basis). Construction of the process plant was effectively complete and initial commissioning had commenced. All other site facilities, including the TMF, had been completed and handed over to the operations team by year end.

Commissioning activities continued during the second quarter of 2024. Ore was introduced into the system on April 6, 2024 and first gold pour was achieved on May 22, 2024. Process plant facilities were turned over to the operations team and the construction team demobilization activities were substantially complete by June 30, 2024, with commercial production announced on November 6, 2024. Ramp-up of the plant is progressing as expected.

Greenstone’s budgeted sustaining expenditures of $116 million for 2025, primarily relate to a TSF raise, fleet support processing improvements and production loaders, a dewatering well, water management pond, waste rock storage areas and back-up power. Budgeted non-sustaining expenditures of $35 million primarily relate to purchasing additional shovel and trucks, completing the relocated community electrical substation, installation of seventh genset in the power plant and completing the Ontario Provincial Police Detachment construction.

Production

For its first partial year of production, Greenstone produced a total of 111,717 ounces of gold during 2024 at cash costs of $970 per ounce and AISC of $1,025 per ounce.

Greenstone production guidance for 2025 was 300,000 to 350,000 ounces of gold. Costs guidance for 2025 was cash costs of $790 to $890 per ounce and AISC of $1,045 to $1,145 per ounce.

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Schedule “B”

BONIKRO PMPA

The Bonikro Mine is operated by Allied Gold Corporation (“Allied”).

On September 7, 2023, Allied filed a technical report prepared in accordance with NI 43-101 entitled “NI 43-101 Technical Report for the Bonikro Gold Project, Republic of Côte d’Ivoire” dated July 5, 2023, with an effective date of July 5, 2023 (the “Bonikro Technical Report”) on SEDAR+. Vox notes that some sections of this Schedule “B”, including the “Mining Operations” section, are current as of the Bonikro Technical Report date and have not been updated to account for more recent resource and reserve information.

Scientific and technical information relating to the Bonikro Mine contained in this AIF has been sourced, derived or excerpted from publicly available disclosure made by Allied, including, but not limited to, the Bonikro Technical Report prepared in accordance with NI 43-101, Allied’s annual information form for the year ended December 31, 2024 (the “Allied AIF”), and Allied’s press release dated February 18, 2026 (the “Allied Press Release”, together with the Bonikro Technical Report and the Allied AIF, the “Bonikro Disclosure”). The Bonikro Disclosure is not incorporated by reference into this AIF.

In this Schedule “B”, unless otherwise specified, all measurements are metric except for troy ounces (oz). Capitalized terms used within this Schedule “B”, but not otherwise defined in this AIF, shall have the meaning ascribed to such term in the Bonikro Disclosure, as applicable.

Project Description, Location and Access

Bonikro has been operating since 2008 and Allied acquired its interest in the operation during 2019. The Bonikro Mine comprises two mining licences (set out below) and the Dougbafla exploration permit.

•	The Bonikro Licence (PE32) encompasses an area of 37.12 km2, is due for renewal on January 15, 2025 and is held by Bonikro Gold Mine SA (“BGM”), of which Allied owns 89.89%.
•	The Hiré Licence (PE44) encompasses an area of 195.5 km2, is due for renewal on December 17, 2029 and is held by Hiré Gold Mine SA (“HGM”), of which Allied owns 89.80%.

Bonikro has produced over 1.8 Moz of gold since production began in 2008. Mining is currently in progress at the Bonikro open pit and the Akissi-So and Chapelle open pits at Hiré.

Bonikro is located 100 km by road south of the capital Yamoussoukro, in the Gôh-Djiboua District of Côte d’Ivoire in West Africa. The commercial centre, Abidjan, lies on the coast 214 km by road to the southeast, a journey of about four hours. Most of the highway from Abidjan is excellent, as it is the road link to the capital at Yamoussoukro. From Divo to Hiré, the road surface has been re-sealed and upgraded.

Majority of the personnel are sourced from the local community with senior Ivorian staff typically travelling from Abidjan and expatriate staff flying in and out of Abidjan.

The site has a subequatorial climate characterized by four seasons: a long rainy season from April to July; a short dry season from August to September, a short rainy season from October to November, and a long dry season from December to March. The annual average rainfall is 1,249 mm, with annual totals between 900 mm and 1,600 mm. Bonikro operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average annual temperatures range from 24°C to 28°C, with slightly lower temperatures recorded during the wet season. Average annual relative humidity is 82%, with average monthly humidity fluctuating between 70% and 90%.

The government of Côte d’Ivoire holds a 10% shareholding in each of BGM and HGM, with a local minority shareholder owning 0.11% of BGM and 0.20% of HGM.

Exploration is ongoing on the Dougbafla (Oumé) exploration licences (PR843 and PR847) which are 100% owned by Allied’s subsidiary, Afrique Gold Exploration SARL. PR843, which is in the process of being renewed and is still valid according to the Mining Code.

The surface rights have been purchased and are sufficient for the proposed development.

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Economic development parameters are governed by Mining Conventions for the Bonikro and Hiré exploitation permits which are valid until May 2, 2027 and April 6, 2028, respectively. The government revenue royalty or ad valorem tax percentage in Côte d’Ivoire is based on a sliding scale dependant on the gold price and is applied on the net revenue from mine sales less deduction of transport costs (free on board) and refining costs (e.g. 4% at $1600/oz and 5% at $2000/oz).

HGM has a royalty agreement with Gold Mining Consulting International Corp for gold production from the Hiré mining licence at 1% of the gross smelter return.

A net smelter return royalty is paid to a joint venture of Elemental Altus Royalties and AlphaStream Capital. The royalty rate is variable based on gold price and is 4.5% when prices are at or above $1,450/oz. The royalty is applicable only to the specifically defined Pushback 5 pit and is capped 560,000 oz. The royalty was originally granted to Newcrest Mining as part of the acquisition cost of the mine prior to Allied ownership.

The Bonikro Stream was put in place in 2019, which applies to the gold production from the Bonikro and Hiré licences, including any future production from the Dougbafla exploration licence. For the first 650 koz of gold production, 6% will be purchased at $400/oz, which reduces to 3.5% for the next 650 koz of gold and 2% thereafter. At December 31, 2023, 57 koz of gold had been produced while the Bonikro Stream has been in place.

History

Gold mineralization in the general area was historically exploited by artisanal miners. Exploration was intermittently conducted in the greater Hiré and Bonikro area by French, British and Canadian interests since the 1970s and by BHP Minerals from 1988 to 1994. In August 1996, Equigold NL (“Equigold”) carried out a series of soil geochemistry and drilling programs which outlined numerous gold targets, most notably at Bonikro and Dougbafla. Tenure was subsequently secured over Hiré in 1999.

In 2006, Equigold completed a feasibility study on the Bonikro gold deposit. Construction of the mine commenced in May 2007 with first gold poured on 6 October 2008 following commissioning of the 2.0 Mt/a processing facility. Equigold merged with Lihir Gold Ltd (“Lihir”) in 2008 and Lihir was acquired by Newcrest Mining Ltd. (“Newcrest”) in September 2010.

Debottlenecking and minor upgrades progressively increased the plant capacity to 2.5 Mt/a. Mine production at Hiré commenced in 2015. In 2017, Newcrest sold its 89.9% stake in the project to Forbes & Manhattan of Canada, who in turn sold 52% of its interest in the project to Allied in May 2019 and the remaining 48% interest in September 2019.

Geological Setting, Mineralization and Deposit Types

Bonikro lies within the Birimian Baoulé-Mossi Domain of the West African Craton which is well known for gold mineralization.

The Bonikro gold deposit is located on the east-southeast striking short limb of an upright fold which deforms the regional northeast-striking structural grain of Birimian rocks. This limb is cut by a north to north-northeast striking shear zone that is also partly discordant to the regional structural grain. The Bonikro granitoid, which hosts the Bonikro deposit, was emplaced obliquely sub-parallel to this shear zone, and the style of the mineralization appears to be an intrusion-related gold system deposit subsequently overprinted by orogenic mineralization.

The Bonikro geological interpretation comprises a suite of sub-parallel quartz vein-filled structures that dip to the northeast which form a ‘ladder’ inside the body of the pluton, and a shallow west-dipping suite that are related to the flank of the north-trending through-going fault. This interpretation matches historical drill results as well as observed gold distribution in the Bonikro pit.

Hiré mineralization occurs as four widely separated brittle structures within a much older granitoid, the Kan River Gneiss. The gold mineralized structures at Akissi-So and Chapelle are narrow linear features in which the quartz component pinches and swells, as does the attendant muscovite-sericite-chlorite alteration. Akissi-So is 1 km long and comprises two discrete lodes that strike northeast and dip steeply northwest, extend down dip for 300 m and have three offsetting east-west faults along its length. Chapelle comprises two groups of sub-vertical structures at an acute angle to one another, over 2 km in length and variably up to 2–8 m in width. Strike is east-west or north-northeast. Mineralization is developed along the length of the structures.

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The mineralization at Dougbafla consists of two zones of bedrock mineralization that occurs in northwesterly dipping veins within the Akaoka mafic-felsic extrusive suite. The first of these forms an up to 10 m wide steeply dipping zone over a trend of 1,500 m but is only known from 60 m below surface. The second zone lies 500 m to the east, appears to occur as a stacked vein system over a true width of 40 m, and is confirmed down dip to at least 180 m. Both sets of mineralization occur in an extrusive mafic volcano-sedimentary succession, with concordant intermediate extrusive rocks and intrusive granitoids.

Exploration

All targets in the Hiré and Bonikro licences were known resources or prospects at the time Allied took control of the exploitation leases. Allied’s exploration initially focused on near mine opportunities and is now expanding to the rest of the land package mainly around the Agbalé and Oumé prospects (formerly known as Dougbafla).

Ongoing drilling at Oumé (also known as the Dougbafla prospects) have led to an 88% increase in Measured and Indicated Mineral Resources compared to the 2023 year end statement, now totaling 585,000 ounces of gold in 15.6 million tonnes at a grade of 1.17 g/t. This reflects the exploration strategy to advance the conversion of Inferred Resources at Oumé to better define the mineralization controls and model, in anticipation of the engineering studies to advance the project. Drilling activities continue at Oumé, including extensional drilling at Oumé West and North. Additionally, Allied is conducting drilling of targets in the Hiré area, with the purpose of expanding the mineral inventory.

These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $6 million is allocated for total exploration spending at Bonikro in 2025.

A total of 946 exploration holes have been drilled at Bonikro, comprising 141,849 m of drilling. At the time of the resource estimation, Allied had drilled 212 and holes for 31,586 m, with 40% being diamond drill holes; several geotechnical holes are all that has been drilled at Bonikro since the resource was estimated. The use of diamond core holes allowed appropriate orientations to be obtained that tested the central area beneath the mined out Bonikro pit.

A total of 1,472 exploration holes have been drilled at the Hiré deposits, comprising 167,201 m of drilling. Allied has drilled 685 exploration holes for 94,969 m, with 57,594 m being RC and the remainder being core drilling or RC with ‘diamond tails’.

Drilling, Sampling, Analysis and Data Verification

Dry RC sampling involves three-stage riffle splitting of the field samples which are collected over 1 m intervals. A three-stage riffle split provides a representative sample of 2.0 kg to 2.5 kg for laboratory submission and analysis. The cyclone is cleaned at the end of each rod and hole, and the splitter is thoroughly cleaned between samples. Wet samples are left until close to dry and then processed in the splitter, which is cleaned between samples. Wet RC drilling is avoided – once 3m of continuously wet drilling has been intersected the hole is abandoned and finished with a core tail.

The sampling of DD core follows the Allied protocol to preserve the orientation line on the half core that is not sampled; the same side of the core is taken for assay. Generally, 1 m samples were obtained though minimum and maximum sample intervals are 0.5 m and 1.5 m.

Samples are given sequential numbers down any given hole and placed in labelled bags. These are collected from the drill collars, with geology logs entered into the database and delivered to the laboratory.

The preparation process comprises drying, crushing and pulverising to 85% passing 75 μm. Allied continues to use the sample preparation protocol used at Bonikro and Hiré since 1999. Sample analysis uses a 50 g fire assay with atomic absorption spectroscopy finish, with an appropriate certified reference material sample every 20 samples plus blanks and duplicates.

The laboratories used for sample analysis of the exploration drilling are independent of Allied. Grade control uses bottle roll assays at the Bonikro mill lab and these have been included in the resource, affecting the mined volume of the historic pit.

SGS Ghana Limited (“SGS”) was principally used for sample preparation and assaying up until 2002, then with Transworld Laboratories Companies Inc. used from 2002 to 2004. SGS was then re- engaged until 2013 with Bureau Veritas Laboratories in Côte d’Ivoire used from 2013 to 2019. No umpire laboratory was nominated to undertake check assays over this period.

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During 2019-2020 samples were delivered to MSA Laboratories in Yamoussoukro. Preparation was via a Boyd crusher-rotary split divider combination, pulverising the sub-sample in an LM2 pulverizer and analysis by fire assay on 50 g charges with an Atomic Absorption Spectrometry finish. From 2020, Allied changed laboratories from MSA to Bureau Veritas (ISO14001) in Abidjan. In 2023, Allied instigated the use of CRISOS photon assays on 500g charges of crushed sample at the MSA Laboratiories Yamoussoukro facility. To date this has only been the case for samples from the Oumé deposit.

Umpire assays are air freighted to ALS Global (ISO17025) in Perth. Umpire samples replicate well the certified reference materials and subset of mineral resource sample values.

Allied has maintained QA/QC management of the laboratories. Database managers review all assays as they arrive from the laboratories to judge their suitability for addition to the database, and each month, assays received in the prior 30 days are output through DataShed’s QA/QC Reporter software that crystallises the laboratories’ performance for distribution to the field offices and Allied’s Resource Manager in Perth. Data are quarantined until vetted for QA/QC performance.

Mineral Processing and Metallurgical Testing

Seven metallurgical test work programs have been undertaken since the Bonikro process plant was operational. The results have been used to optimize operating conditions for current and future ores.

During 2014 and 2015, recoveries of 94.5% were being achieved from Bonikro at 2.0 Mt/a and a P80 130 µm grind size. In 2017, the target grind size was increased to 190 µm to increase throughput to 2.5 Mt/a, with recoveries reducing to 87% with Hiré ores being the predominant feed.

Plant performance data was reviewed to assess the achieved recoveries and throughput for comparison with estimated parameters. The key observations are:

•	Average throughput of 304 t/hr, equivalent to 2.43 Mt/a.
•	Grind size (P80) averaged 190 µm with high variability in grind size until May 2021 when cyclone improvements were implemented.
•	Gold recoveries averaged 89%, with lead nitrate added for Chapelle ore and liquid oxygen supplementing the oxygen plant since November 2021.

Mineral Resource and Reserve Estimates

Mineral Resource Estimates

As announced in the Allied Press Release, the Mineral Resource estimate for the Bonikro Mine as of December 31, 2025 is provided below:

Mineral Property	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Bonikro Mine*	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Mineral Property	Inferred Mineral Resources
	Tonnes (kt)			Grade (g/t)			Content (koz)
Bonikro Mine*	1,659			1.65			88

Notes:

1.	* includes Oumé Deposit
2.	Mineral Resources are estimated in accordance with CIM Standards.
3.	Shown on a 100% basis
4.	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
5.

Resources, except for Oumé, are reported at a variable cutoff grade by material type, considering variable costs and recoveries considering a $2,300 gold price, constrained within a $2,300/oz pit shell and depleted to December 31, 2025. Cut-off grades range from 0.38 to 0.60 g/t Au at Bonikro.

6.	Oumé is reported considering a $2,400 gold price and $2,400 pit shell, with cut-off grades ranging from 0.54 to 0.69 g/t Au.

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Mineral Reserve Estimates

As announced in the Allied Press Release, the Mineral Reserve estimate as of December 31, 2025 for the Bonikro Mine is provided below:

Mineral Property	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Bonikro Mine*	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296

Notes:

1.	* includes Oumé Deposit.
2.	Mineral Reserves are stated effective as of December 31, 2025 and estimated in accordance with CIM Standards.
3.	Shown on a 100% basis.
4.	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
5.	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.
6.	Bonikro Mine:

•	A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00).
•	The cut-off grades vary from 0.46 to 0.69 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

7.	Oumé Deposit:

•	A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00).
•	Cut-off grades vary from 0.54 to 0.71 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

The Qualified Person that prepared the Bonikro Technical Report was not aware of metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing or political risks which would materially impact the estimate of Mineral Reserves.

Mining Operations

The Bonikro, Akissi-So and Chapelle pits are existing operations which are mined using conventional Caterpillar 6020 excavators (200-tonne class) and Caterpillar 777 haul trucks (90-tonne class). The mining operation converted from owner-operated and maintained fleet to contract mining in July 2022.

The open pit operating methodology used is mining on 10 m benches and flitched off in three passes. In some parts of the pit, selective mining is required with flitches reducing to 2.0–2.5 m dependent on the dip of the orebody.

The Mineral Resource block models were re-blocked by Orelogy to account for the geology and estimated dilution and ore loss from mining. Pit optimization software was used to identify the optimal ultimate pit limits and used Measured and Indicated Mineral Resources only.

The pit optimization used a gold price of $1,500/oz, a discount factor of 5% and allowed for mining, processing, general and administration (“G&A”) costs, royalties and refining charges, as well as processing throughput and recoveries for each ore type.

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The pit designs involve extending existing pits within stages. Bonikro hosts 94% of the future ounces and is to be developed in three stages to provide earlier access to ore, to a final depth of 350 m. The Akissi-So pit is being extended west. The Chapelle pit has two ‘goodbye’ cuts based on grade control completed. The Akissi-So and Chapelle pits are constrained on the western boundaries by the ESIA boundary (50 m free dig for oxides), power infrastructure (200 m blasting) and proximity to houses (250 m blasting).

Design pit slopes are based on geotechnical assessments by SRK, Allied and George Orr and Associates as well as historical pit slope behaviour. Haul roads widths are based on Caterpillar 777 trucks with 25 m provided for two-way ramps and 15 m for single-lane ramps.

The production schedule is based on mining the Bonikro, Chapelle and Akissi-So pits supported with supplementary feed from the Bonikro low-grade stockpile. The life of mine (“LOM”) plan schedules a total material movement of 2.2 Mt of ore (2024-2027 budget) and 13.3 Mt of waste (2025-2027 budget) for 15.5 Mt total material movement (2025-2027 budget). The average strip ratio (waste tonnes to ore tonnes) is 5.0 over the LOM. Mining continues until Q2 2026, after which the process feed is sourced from low-grade stockpiles until Q2 2029. Overall, the LOM schedule mines about 23–24 Mt/a of rock in 2023–2024, reducing thereafter as sufficient ore is exposed to deliver 2.5 Mt/a of ore to the mill, as shown in Figure 1.1. The processing rate is maintained at 2.5 Mt/a until early 2029, with lowgrade stockpiles supplementing open pit ore as shown in Figure 1.2.

Processing and Recovery Operations

The Bonikro process plant is a conventional carbon-in-leach (“CIL”) gold plant constructed in 2008 with a nameplate capacity of 2.0 Mt/a. Debottlenecking in 2017 resulted in an upgraded capacity to 2.5 Mt/a.

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The Bonikro ore can be classed as free milling at a grind size of P80 190 µm and a high free-gold content supporting the inclusion of gravity recovery within the flowsheet. The flowsheet consists of primary and secondary crushing, single stage semi-autogenous grinding (“SAG”), gravity recovery, primary leach followed by CIL and pumping of the tailings to the tailings storage facility (“TSF”). Gravity concentrate is intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon is acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Bonikro Mine has been operating since 2008 and has sufficient support infrastructure to continue to operate at the current production level.

Mine infrastructure at Bonikro comprises the main office block, administration offices, security and medical building, process plant and vehicle workshops, storerooms, and assay laboratory.

Support facilities have also been established at Hiré to support the satellite mining operation. A 15 km haul road links Hiré to the Bonikro process plant.

Power is supplied to a substation at Hiré from the national grid via a 90 kV regional powerline from a hydroelectric power station at Taabo Dam, some 23 km to the east of Hiré. The Hiré substation, located adjacent to the Akissi-So Pit, has two outgoing feeders: a 90 kV supply to the Agbaou operation to the south and a 33 kV supply line to the Bonikro process plant running parallel to the Hiré-Bonikro haul road.

The existing TSF is a single cell, valley-fill facility that has been in operation since 2008 and is approximately 1 km from the Bonikro process plant. The TSF is formed by the main embankment on the north side and saddle dams on the east, west and south sides. Tailings are discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the north, east and west embankments, forming a supernatant pond at the south embankment. The TSF surface area is approximately 200 ha.

The unlined TSF has predominantly been built using downstream construction techniques. Knight Piésold was appointed Engineer of Record in July 2020. In 2021, Knight Piésold updated the dam break assessment which showed a dam failure consequence category of ‘HIGH C’, based on the Australian National Committee on Large Dams (“ANCOLD”) Consequence Category. The most recent annual audit was conducted in November 2022 by Knight Piésold, with no material items identified.

A review of tailings geochemistry from the Bonikro TSF was undertaken in 2016 by Graeme Campbell and Associates and confirmed that the tailings were non-acid forming. There were some elevations of molybdenum and fluoride in the decant waters, but these elevations have not been reflected in seepage water which is intercepted in trenches and pumped back to the TSF.

The Bonikro eastern waste dump will be expanded to the west and cover two of the existing water storage dams. A new dam will be constructed to divert excess water into an adjacent drainage system.

Waste geochemical testwork shows low risk of acid formation with the Bonikro waste potentially releasing molybdenum above guideline levels albeit that existing monitoring data shows that the risk is expected to be low.

Permitting and Compliance

Permits are in place for the existing operation.

Key environmental and social management plans are implemented on site, which includes environmental and social management (including monitoring), waste management, local development (developed in collaboration with local development committees, or “CDLMs”), mine closure, emergency response, and stakeholder engagement. These plans are supported by various procedures which form part of the Health, Safety, Environment and Community management system.

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The Company has established processes for land access or acquisition, and associated compensation. Two recent expansion projects required permanent land acquisition and compensation in 2022. Temporary access for exploration activities is addressed as and when required.

Company contributions to the CDLM are set by the respective Mining Conventions. In 2022, contributions at Bonikro and Hiré were $0.84 million. In addition to the CDLM contribution, Allied makes voluntary investments in kind and cash to support other socio-economic development projects. In 2022, total voluntary contributions across both Bonikro and Hiré equated to $0.19 million.

Capital and Operating Costs

As disclosed in the Equinox AIF, The capital cost estimate covers the activities required to enable the Bonikro operation to continue at a production rate of 2.5 Mt/a until the Mineral Reserves are depleted.

Total life of mine capital costs for the 7-year mine life are estimated at $77.3 million at ±15% accuracy. The main components of the capital costs cover $16.6 million for TSF raises, $3.0 million per year for general sustaining capital provisions and $38.1 million for mine closure and redundancy provisions. Exploration costs are excluded from the capital cost as they are to identify future growth, and are not required to support the current Mineral Reserves and Mineral Resources.

Bonikro LOM capital cost estimate

Capital item	Unit	Total
TSF Raise	$M	16.59
Sustaining Capital	$M	22.64
Closure & Redundancy	$M	38.08
Total	$M	77.31

Total operating costs for the 7-year mine life is estimated at $596 million to a ±15% accuracy.

Bonikro LOM operating cost estimate

Operating cost item	Unit	Total
Mining	$M	216.82
Processing	$M	158.44
G&A	$M	126.03
Royalties	$M	92.03
Selling	$M	2.22
Total	$M	595.54

Mining costs represent 36% of the operating costs and are based on the existing mining contract. Load and haul and drill and blast costs were calculated for the range of materials encountered by bench. Mining costs at $4.57/t rock are relatively high due to the deep mining stages of the Bonikro pit.

Processing costs represent 27% of the operating costs, with fixed costs at $15.3 million per year and average variable costs at $6.09/t. At the target throughput of 2.5 Mt/y, the processing costs are estimated at $12.33/t, as compared to 2019 to 2022 costs which averaged $10.50/t.

The LOM G&A operating cost estimates are included at $24 million/y based on historical performance, forecast manning, includes regional G&A but excludes corporate allocations.

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Royalty costs represent 15% of the operating costs based on existing agreements described under “Property Description, Location and Access”:

•	Variable government royalty: 4.0% to 5.0% (dependent on gold price)
•	Community Development royalty: 0.5%
•	Newcrest Bonikro royalty: 4.5%
•	Bonikro Stream: 6% at $400/oz, reducing to 3.5% at $400/oz in 2026
•	Hiré royalty: 1.0%

Selling costs are estimated at $4.50/oz based on current contracts.

Exploration, Development and Production

Drilling is ongoing at the Hire and Oumé prospects. For Hire, the objective is to extend known mineralization trends along strike and test for an increased inventory of oxides to be fed to Agbaou. These targets include Chapelle East, Assonji-So, Asj-So Vert & Rose, Akissi-So. For Oumé, which covers the Dougbafla claims and prospects and is near the town of Oumé, located 15 km northwest of the Bonikro process plant, exploration continues to advance to extend the mineralized zones as well as to continue to upgrade Inferred Mineral Resources into Indicated Mineral Resources.

An underground conceptual study was carried out in 2020 for Akissi-So which showed economic potential for the 2.9 Mt Inferred Mineral Resource at 3.0 g/t for 280 koz of contained gold. About 10,000 m of drilling is required to increase the confidence levels of the potential underground inventory which currently comprises 76% Inferred Mineral Resource. The Akissi-So underground development is not currently part of Allied’s development plans.

The Dougbafla West scoping study and Akissi-So underground conceptual studies are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized.

On February 18, 2026, Allied announced that the Bonikro Mine produced 100,678 ounces of gold during the 2025 calendar year. Allied’s guidance for production from the Bonikro Mine for 2026 is 105,000 – 110,000 ounces of gold.

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Schedule “C”

SUGAR ZONE PMPA

The Sugar Zone Property is owned by Vault Minerals Limited which acquired Harte Gold Corp. in 2020.

The most recent publicly filed feasibility-level technical report for the Sugar Zone Property was prepared for Harte Gold Corp. (“Harte Gold”) and is entitled “NI 43-101 Technical Report – Feasibility Study for Expansion to 1,200 t/d, Sugar Zone Project, Ontario, Canada”, with an effective date of January 1, 2021 (the “Sugar Zone Technical Report”). The objective of the Sugar Zone Technical Report was to consider the most cost- and capital-effective strategy to increase annual production (the “Expansion”) to 1,200 t/d (the “Project”).

Scientific and technical information relating to the Sugar Zone Mine contained in this AIF has been sourced, derived or excerpted from publicly available disclosure made by Vault Minerals, including, but not limited to, the Sugar Zone Technical Report prepared in accordance with NI 43-101, Vault Minerals’ 2025 resource and reserve statement dated September 15, 2025 (the “Vault 2025 Resource and Reserve Statement”), and Vault Minerals’ press release dated February 27, 2026 (the “Vault Press Release”, together with the Sugar Zone Technical Report and the Vault 2025 Resource and Reserve Statement, the “Sugar Zone Disclosure”). The Sugar Zone Disclosure is not incorporated by reference into this AIF.

Capitalized terms used within this Schedule “C”, but not otherwise defined in this AIF, shall have the meaning ascribed to such term in the Sugar Zone Disclosure, as applicable.

Project Description, Location and Access

The Sugar Zone Mine (or the “Operation”) and its surrounding mining claims and leases (collectively the “Sugar Zone Property”) are located in northern Ontario within the Sault Ste. Marie Mining Division. The Sugar Zone Property is located 30 km north of White River, which is on Ontario Highway 17 (part of the Trans-Canada Highway system), approximately midway between Thunder Bay and Sault Ste. Marie.

The Sugar Zone Property comprises 81,287 ha and consists of 69 boundary cell claims, 43 single cell claims, 197 multi-cell claims and four mining leases (1,467.26 ha) that were 100% owned by Harte Gold as at the effective date of the Sugar Zone Technical Report. The Sugar Zone Mine started production in 2019 by Harte Gold and was acquired by Vault Minerals (formerly Silver Lake Resources) in February 2022 for a total of C$102 million.

As at the date of the Sugar Zone Technical Report, the Sugar Zone Property is subject to the following NSR:

•

2.0% NSR held by Lloyd Halverson, John E. Ternowesky, Ernie Beaven, Eino Ranta, the Estate of Omer L. Belisle, Broad Horizons Trust, and Broad Horizons Inc., granted on 10 July 1998 (Corona/Harte JV Royalty).

•	1.5% NSR held by 2729992 Ontario Corp. (an affiliate of ANR Investments B.V.) granted on 18 December 2019 (Appian 2019 Royalty).
•	0.5% NSR held by 2729992 Ontario Corp. (an affiliate of ANR Investments B.V.) granted on 17 July 2020 (Appian 2020 Royalty).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Operation is accessible by road from Highway 631, a secondary paved highway extending north from White River, which passes approximately 10 km east of the Sugar Zone Property. A Hydro One electrical transmission line and the Canadian Pacific transcontinental main rail line pass through White River.

The Operation benefits significantly from proximity to the Hemlo Gold Camp and several mining operations in the Wawa area; a number of businesses in the area provide services to the exploration and mining sector, and a long history of mining in the region contributes to a highly skilled work force.

The Sugar Zone Property lies in the Great Lakes watershed. The topography of the area is typical of the Canadian Shield and consists of a peneplained surface, with local relief consisting of low rocky ridges separated by poorly drained ground. The area around the Sugar Zone Property has local relief varying from 394 masl at Dayohessarah Lake to 480 masl on higher ridges. The Sugar Zone Property area is characterized by a boreal climate, with short, hot summers and cold, snowy winters. Snow cover occurs from late October through April. Exploration and mining activities are generally carried out year-round.

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History

The Sugar Zone Property has a history of significant exploration that has been undertaken intermittently since 1969. The majority of the work has been done in the vicinity of Dayohessarah Lake and the Sugar Zone area and follows the discovery of the Hemlo Gold Deposit in 1981. Hemlo Gold Mines Inc. discovered the Sugar Zone Deposit by surface prospecting in 1991, followed by trenching and diamond drilling between 1991 and 1994. The Sugar Zone Property was explored by the Corona Gold Corporation/Harte Gold Corp. Joint Venture between 1998 and 2009, and by Harte Gold after 2010. To date, there have been 972 holes drilled on the Sugar Zone Property, for a total of 355,593 m.

Harte Gold completed a 70,000-tonne underground bulk sampling program on the Sugar Zone Mine in 2017. The program included approximately 960 m of ramp development and 634 m of horizontal drifting in mineralization on five levels at a 15 m vertical spacing, to provide drilling access for longhole mining. A total of 15 stopes were mined from development work completed on the 375, 360, 345, 330, and 315 masl levels. An extensive sampling and grade-control program was completed, which included chip, miner muck, crusher muck, and truck muck. Toll processing of the bulk sample was completed at Barrick’s Williams Mine process plant in the Hemlo camp.

All commercial production permits were issued in September 2018. Process plant construction and transition to electric grid power were completed in September 2018, with the first gold doré bar poured in October 2018. Process plant commissioning was completed in early November 2018. The Premier of Ontario and Minister of Energy, Northern Development and Mines attended an official mine opening on 24 October 2018. The first production blast was completed in the mine in early November 2018.

The underground mining contractor, Technica Mining, completed the bulk sample and some pre-production mining. Underground mining contractor Redpath did the remainder of pre-production work and all mining through August 2020. Between September 2020 and December 2020, Harte Gold recruited and hired its own underground workforce and successfully completed the transition to owner mining prior to the end of 2020.

Geological Setting, Mineralization and Deposit Types

Geological Setting and Mineralization

The Sugar Zone Property is in the Dayohessarah Greenstone Belt (the “Belt”) of late Archean (ca. 2.7 Ga) age that is part of the Abitibi-Wawa Subprovince of the Superior Province. The Belt is approximately 36 km long and varies from 1.5 to 5.5 km wide. Principal lithologies in the Belt are moderately to highly deformed, metamorphosed volcanics, volcanoclastics, and sediments that have been enclosed and intruded by tonalitic to granodioritic quartz-porphyry plutons.

In the Sugar Zone gold deposit (“Sugar Zone Deposit”), gold mineralization occurs in quartz veins, quartz stringers, and quartz-flooded zones predominantly associated with narrow porphyry sills, porphyry contact zones, hydrothermally altered mafic metavolcanics, and rarely in weakly altered mafic metavolcanics. The mineralization occurs in three parallel zones, the Upper, Lower, and Footwall Subzones, that range from 0.2 to 6 m thick, strike at 140°, and dip between −65° and −75° to the west. The three subzones are separated by 20 to 30 m of non-mineralized metavolcanics. The Sugar Deformation Zone (“SDZ”) is a high-strain deformation zone associated with the Sugar Zone mineralization, which has a northwest trend and dips west at 65° to 75°. The mineralization has been defined over a 3.5 km strike length and to a vertical depth of over 1,200 m, and remains open along strike and at depth. Fine- to coarse-grained specks and blebs of visible gold are common in the Sugar Zone quartz veins, usually occurring within marginal, laminated, or refractured portions of the veins. Quartz veins and silicified rocks also contain varying amounts of pyrrhotite, pyrite, chalcopyrite, galena, sphalerite, molybdenite, and arsenopyrite.

Deposit Type

The Sugar Zone Deposit is interpreted as an orogenic, mesothermal gold deposit in a zone of high strain within the Belt. The deposit is hosted in medium-metamorphic grade (amphibolite) rocks that exhibit ductile deformation, and have been intruded by felsite and porphyry sills. The gold is associated with silica-sulphide-potassic alteration. These characteristics are shared with the Hemlo deposit, 68 km to the west.

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Exploration

The initial Mineral Resource estimate of the Sugar Zone Deposit was prepared in 1998 and contained an estimated 430,000 at 11.19 g/t Au. Successive exploration work and drilling campaigns between 2000 and 2010 led to an NI 43-101 Mineral Resource estimate of 1.12 Mt of indicated material at an average grade of 8.41 g/t Au, 0.42 Mt of inferred material, and an average grade of 7.13 g/t Au.

Since 2010 Harte Gold has undertaken multiple geophysical surveys using several techniques that have included magnetic, electromagnetic, versatile time-domain electromagnetic (“VTEM”), very low frequency (“VLF”), 3-D resistivity, and induced polarization. These geophysical approaches have been applied property wide through use of aerial survey, and in local areas of interest with ground-based activities.

The geophysical survey results have assisted Harte Gold in identifying prospective targets to focus on for more intensive prospecting, including grab samples, mechanical trenching, and diamond drilling. The major focus of the exploration programs between 2000 and 2010 focussed on defining and expanding the Sugar Zone Deposit and near-mine targets along strike, such as the Middle and Wolf Zones.

Exploration on the Sugar Zone Property continues to be highly prospective, both near-mine and property-wide, and the Company is focussed on allocating resources to replace and grow the reserve base, as well as developing Sugar Zone Property-wide targets.

Vault Minerals’ internal restart studies are ongoing for Sugar Zone, and the company has recently provided mining restart guidance for mid-2026, targeting a production rate of 50,000 oz per annum.

Drilling, Sampling, Analysis and Data Verification

Drilling

A total of 972 drill holes and 355,593 m of drilling have been completed on the Sugar Zone Property since 1969. Hemlo Gold Mines initiated the first significant drill program on the Sugar Zone in 1993. The current Mineral Resource estimate is based on 750 drill holes for a total of 339,234 m that have been drilled since 1993.

The Sugar Zone has attracted the majority of the drilling programs since 2010, and until 2018 the focus was around increasing the size of and confidence in the Mineral Resource through drilling step-outs to extend the deposit both laterally along strike and vertically down dip. In 2019 the focus of Sugar Zone drilling shifted to the inferred Sugar South Extension that, when drilled at the appropriate spacing, could lead to additional mineral reserves near-surface, accessible by existing underground infrastructure.

In 2016 a geophysical anomaly was identified between the Sugar and Wolf Zones that led to the discovery of the Middle Zone. Through delineation drilling and infill campaigns, the Middle Zone was incorporated into the Mineral Reserves estimate.

In Q3 2020, a surface and underground definition drilling program was initiated to de-risk the short- to medium-term mine plan and to further delineate the lateral extents of the ore lenses. The results of the 2020 definition drilling have not been incorporated into the current Mineral Resource estimate.

Sugar Zone Property-wide diamond drilling also occurred in 2020, focusing on prospective, near-surface targets identified through prospecting and geophysical survey techniques.

On September 15, 2025, Vault Minerals announced updated Mineral Resource and Ore Reserve, to incorporate the successful completion of drilling at Sugar South. The updated figures incorporate the 101 Hole, 18,219 metre diamond drilling program undertaken in 2025 targeting the Sugar South lodes.

On February 27, 2026, Vault Minerals announced drilling has commenced at TT8, the first regional target within Vault’s large, under explored contiguous land package. Initial assays from Vault’s maiden program have returned 1.05 m at 21.2 g/t and 6.29 m at 3.16 g/t, with results pending for the remaining 25 holes, including eight with observed visible gold. TT8, located ~17 km from the Sugar Zone mill, has the potential to provide a new high grade open pit feed source.

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Sample Preparation, Analyses, and Security

Harte Gold drill-core sample intervals were sent for analysis to Actlabs in Ancaster, Ontario, for all assay work during the 2009 program and all subsequent programs. All samples were assayed for gold using a 30 g fire assay using lead collection and an AAS finish. The detection limit is 5 ppb Au. If sample assays returned a value greater than 3,000 ppb Au, they were re-assayed using a metallic screen method. Actlabs is accredited by the Standards Council of Canada (SCC) for International Standards Organization (ISO/IEC) 17025, Mineral Analysis/geological tests (CAN-P-1579).

For Corona and Harte Gold’s 2009 to 2020 programs, field-inserted certified reference standards and blanks supplemented Actlabs internal quality assurance/quality control (“QA/QC”) programs on blanks and standards. For the 2010 to 2019 programs, 30,381 samples were sent for analysis, including 1,660 blanks and 1,389 reference standards.

The Sugar Zone Technical Report Qualified Person (“QP”) was of the opinion that sample preparation, security, and analytical procedures for the Sugar Zone Property’s drill program were adequate for the purposes of this Mineral Resource estimate.

Data Verification

The QP’s data verification has shown no significant issues with the integrity of historical data. The sampling techniques and data are considered to be of sufficient quality to carry out Mineral Resource estimations for the Sugar Zone Mine.

Visual validation of the drill-hole locations and mineralized intersections was undertaken and verified against hard-copy drill sections. Relative to each other and the cross-sections provided, the drill holes used as the basis for the Sugar Zone Mineral Resource estimates were considered acceptable for classification and reporting under NI 43-101 guidelines.

The QP verified the data that underpin the Mineral Resource estimate contained in the Sugar Zone Technical Report. The QP believed that data verification procedures undertaken adequately support the integrity of the data used in the Mineral Resource estimate.

Mineral Processing and Metallurgical Testing

The mill has been processing Sugar Zone ore since late 2018, with consistent recoveries of approximately 94%. The mill has an efficient gravity recovery circuit, and the Sugar Zone ore contains sufficient coarse gold to recover over 65% of the gold in the circuit to then be smelted into doré bars. The Sugar Zone Technical Report considers that 62.5% of the gold will be recovered through the gravity circuit over the life-of-mine (“LOM”). The existing mill has a flotation circuit consisting of rougher and scavenger cells that typically produce a concentrate containing approximately 100 g/t Au, and has historically recovered around 30% of the total gold ounces recovered. The Sugar Zone Technical Report considers the inclusion of a cleaner cell to increase the LOM average recovery through flotation to 31.9%. After expansion, the mill is expected to have an overall recovery of 94.4%.

In addition to the operational performance that underpins the basis of design for the mill expansion from 800 t/d to 1,200 t/d, there has been extensive additional testwork completed in 2020 to further evaluate opportunities and refine the scope of the expansion. Recent testwork included:

•	Comminution testwork on Sugar and Middle Zone ore — performed by Met-Solve Laboratories Inc. (“Met-Solve”).
•	Cyanide leaching testwork on flotation and gravity concentrate — performed by SGS Lakeside.
•	Tailings thickening testwork — performed by Outotec (Canada) Ltd.

The Sugar Zone Technical Report evaluated multiple flowsheet options for the Expansion:

•	Gravity concentration followed by rougher and cleaner flotation, and sale of doré bars and concentrate (closest to the existing circuit)
•	Gravity concentration followed by rougher flotation and leaching with Merrill-Crowe (MC) gold recovery of the re-ground flotation concentrate and sale of solely doré bars
•	Gravity concentration followed by rougher flotation and leaching with carbon-in-leach (CIL) gold recovery of the re-ground flotation concentrate and sale of solely doré bars

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On the basis of recent and previous metallurgical testwork and an economic trade-off, Harte Gold has decided to retain the existing mill flowsheet and expand the circuit’s capacity; the only notable addition to the existing flowsheet will be cleaner flotation, which will improve circuit operability, increase overall recovery, and improve the grade of the flotation concentrate that will be sold.

Mineral Resource and Reserve Estimates

As announced by Vault Minerals on September 15, 2025, Mineral Resources and Ore Reserves as at June 30, 2025 for the Sugar Zone are 1.23 million ounces and 389,000 ounces respectively, with a 20% increase in Sugar Zone Ore Reserves from the addition of Sugar South Iodes.

Mineral Resource Estimates

As at June 30, 2025, the Mineral Resource estimate for the Sugar Zone Mine was as follows:

Table 1: Sugar Zone Underground Mineral Resource Estimation 30 June 2025
	Measured & Indicated			Inferred			Total
	Tonnes	Grade (g/t)	Ounces (koz)	Tonnes	Grade (g/t)	Ounces (koz)	Tonnes	Grade (g/t)	Ounces (koz)
Sugar Zone	2.9	8.5	789	1.9	7.3	440	4.8	8.0	1,229
Total Sugar Zone	2.9	8.5	789	1.9	7.3	440	4.8	8.0	1,229

Notes:

1.	Mineral Resources are reported inclusive of Ore Reserves.
2.	Data is rounded to thousands of tonnes, thousands of ounces gold, and hundreds of tonnes copper.
3.	Discrepancies in totals may occur due to rounding.
4.	All Mineral Resource and Ore Reserve estimates are produced in accordance with the 2012 Edition of
5.	the Australian Code for Reporting of Mineral Resources and Ore Reserves (the 2012 JORC Code)
6.	The Ore Reserves at 30 June 2025 are estimated after allowing for FY2025 depletion
7.	Sugar Zone Ore Reserves were estimated using C$3,375/oz

Ore Reserve Estimates

As at June 30, 2025, the Ore Reserve estimate for the Sugar Zone Mine was as follows:

Table 2: Sugar Zone Underground Ore Reserve Estimation 30 June 2025
	Proved			Probable			Total
	Tonnes	Grade (g/t)	Ounces (koz)	Tonnes	Grade (g/t)	Ounces (koz)	Tonnes	Grade (g/t)	Ounces (koz)
Sugar Zone	-	-	-	2.3	5.4	389	2.3	5.4	389
Total Sugar Zone	-	-	-	2.3	5.4	389	2.3	5.4	389

Notes:

1.	Mineral Resources are reported inclusive of Ore Reserves.
2.	Data is rounded to thousands of tonnes, thousands of ounces gold, and hundreds of tonnes copper.
3.	Discrepancies in totals may occur due to rounding.
4.	All Mineral Resource and Ore Reserve estimates are produced in accordance with the 2012 Edition of
5.	the Australian Code for Reporting of Mineral Resources and Ore Reserves (the 2012 JORC Code)
6.	The Ore Reserves at 30 June 2025 are estimated after allowing for FY2025 depletion
7.	Sugar Zone Ore Reserves were estimated using C$3,375/oz

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Key Assumptions, Parameters, and Methods

The key factors and assumptions used to provide Mineral Resource estimates and Ore Reserves (as at June 30, 2025) in this schedule are summarized below.

Mineral Resource Estimate Assumptions

Criteria	Commentary
Cut-Off Parameters	• The Sugar Zone MRE is reported at a 2.0 g/t gold cut-off grade. The reporting cut-off parameters are based on Vault Minerals’ current mining (underground) & milling costs.
Mining Factors or Assumptions	• It is assumed that the current Mineral resource will be mined by underground methods, in accordance with current practice at the mine.
Metallurgical Factors or Assumptions

•   No assumption or factors have been applied to the resource estimate regarding the metallurgical amenability.

•   Reasonable assumptions for metallurgical extraction are based on producing gold in dore and a gold concentrate from the Sugar Zone processing facility.

Ore Reserve Assumptions

Criteria	Commentary
Cut-Off Parameters

•   Breakeven cut-off grades were calculated using planned mining costs. A Reserve stoping cut-off grade of 3.0g/t has been used for Sugar Zone and Sugar Zone South and 2.5g/t for Middle Zone The breakeven cut-off for each stope included operating level development, stoping, surface haulage, processing, and administration costs.

•   An incremental cutoff grade of 1.2g/t was used for development.

Mining Factors or Assumptions

•    Longhole open stoping was selected as the mining method for Sugar Zone. Diluted stope shapes above the cut-off grade were created. Stopes were then excluded from the Reserve by the following criteria:

o   Isolated stopes or stoping areas which could not support access development.

o   Stopes which were in proximity to open workings and could not be mined.

•   Operating and capital development were then designed to access the stoping levels every 17 vertical metres for SZ and SZS and 20 meters for MZ.

•   The Sugar Zone lodes are a sub vertical narrow orebody. Longhole top-down stoping is a standard mining method for vertical narrow orebodies.

•   The assumptions used to determine the minable shapes are:

o   Sugar Zone and Sugar Zone South:

■   Minimum mining stope width 1.0m

■   Dilution 0.5m on HW & FW

■   Stope – 17mH & 10mL

■   Post development stope height 13.8m from the backs

■   Mining Recovery – 82%

o   Middle Zone:

■   Minimum mining stope width 2.0m

■   Dilution 0.5m on HW & FW

■   Stope – 20mH & 10mL

■   Post development stope height 15.5 from the backs

■   Mining Recovery – 81%

•   Assumptions regarding geotechnical parameters are based on design parameters recommended by an external consultant.

•   A haulage decline, escape routes and ventilation decline/rises have been designed. Design methods are in-line with industry standards for equipment selection and mine regulations.

Metallurgical Factors or Assumptions

•   Sugar Zone ore has been processed at the Sugar Zone plant using conventional gravity and flotation circuits since 2018. The metallurgical recovery is well understood, and no significant metallurgical issues encountered.

•   A metallurgical recovery of 95% has been applied to the gold at Sugar Zone.

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Mining Operations

Mining Methods

As at the date of the Sugar Zone Technical Report, the Sugar Zone Mine mineralization typically comprises tabular, narrow veins, with economic resource widths varying from 0.2 to 4.4 m and dipping at around 70° to the southwest. Ground conditions are exceptionally good, allowing narrow longhole stopes to be mined with relatively low levels of unplanned dilution.

Access to the mine is via a surface portal and a single 4.3 m wide x 4.5 m high decline to about 100 m below the portal, where the main decline divides into three separate footwall (FW) declines that provide access to the North, South, and Middle Zones.

A standard fleet of mechanized equipment is employed in development and longhole open stoping, comprising two-boom and single-boom drill jumbos, 1.8 m3 (2 yd) and 4.5 m3 (6 yd) load-haul-dump (“LHD”) loaders, 30-tonne trucks, scissor decks, longhole drills, and various ancillary equipment.

In late 2020, the operation transitioned from contractor to owner mining for development and mining operations. Longhole drilling and blasting and definition drilling continue as contractor operations.

The LOM production plan shows that ore production is sustained through 2027, after which time the known Mineral Reserves begin to become a constraint for increased throughput, and the tonnage and grade ramps down in 2028 and 2029 as remnant stopes close to surface, and deeper, sequence-constrained Mineral Reserves are then extracted. Extending the mine life through mine exploration activities adding Mineral Reserves is considered probable, however this has not been factored into this LOM production plan for expansion to 1,200 t/d.

A critical component of the mine production plan is a continued focus on pre-production capital development. This development consists of the vertical extension of each of the three ramps, as well as sub-level accesses, remucks, truck load-outs, ventilation drifts and raises, and all other development required to support the safe production of longhole tonnes. The LOM plan includes approximately 34,000 m of capital development which peaks in 2021 at nearly 5,000m, then remains relatively constant through the remainder of the LOM at approximately 4,000 m/a.

Additional underground development is required to create the over-and under-cuts of the longhole stopes, termed operating sill development (“sill drifts” or “operating development”). The LOM plan includes approximately 36,000 m of operating development across the three major mining zones. Annual operating development quantities average 4,000 m/a over the nine-year mine life but average closer to 4,700 m/a from 2022 through 2025 as the mine expands production by increasing the number of available stoping horizons.

To achieve a production rate of 431,000 t/a (1,200 t/d), a relatively consistent total material movement (ore + waste) of approximately 670,000 t/a is required for the period from 2023 through 2028.

Processing and Recovery Operations

Process Plant

As at the date of the Sugar Zone Technical Report, the existing Harte Gold Sugar Zone process plant produces gold doré bullion and gold flotation concentrate through gravity concentration and flotation circuits, respectively. The process plant was commissioned in late-2018 and was designed to produce at 800 t/d. Metallurgical testwork and trade-off studies recommend that the current mill flowsheet be broadly maintained, but at higher throughput, with the notable addition of a cleaner flotation cell. The expanded process plant will continue to produce gold doré bars and gold flotation concentrate.

As the process plant will maintain its current flowsheet, and comminution and recovery technology, Harte Gold does not anticipate any material impact to process plant throughput or recovery prior to or after the expansion to 1,200 t/d.

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Infrastructure, Permitting and Compliance Activities

Site Surface Infrastructure

The site is accessible via the all-weather road network of the White River Forest Sustainable Forest License area that connects to Highway 631 and Highway 17. On-site administration offices are fully operational. A microwave tower provides a communication link to White River and local cell-phone coverage.

Electric power is provided by a 45 km long, 25 kV wooden pole line that extends along road corridors from the mine site to the White River water treatment area beside Highway 631, north of the town of White River. Electricity is distributed from a central substation at the mine site with step-down transformers. A back-up generator is used to supply electricity for critical process plant operations in an interruption to electrical service.

The throughput expansion will require an extending the existing process plant complex including an additional 700 m2 of floor space shared amongst the crusher and mill buildings, gold room, and electrical room. Additional process plant equipment outside of current building footprints includes a 9 m diameter tailings thickener and a process-water tank.

Additional surface infrastructure required over the LOM includes a maintenance workshop, a second fresh-air raise with fan and heater, and a containerized extension to the effluent treatment plant (“ETP”).

Ancillary buildings are generally portable and/or modular structures, and consist of a gatehouse, coreshack, core storage, assay lab, maintenance shop, warehouse, ventilation fan buildings, modular office and dry, and electrical infrastructure. Explosives are delivered to underground storage area on an as-needed basis, and no storage magazines on surface are required.

Tailings and Water Management

Tailings deposition at the Sugar Zone Mine will occur in three forms:

1.	Hydraulic slurry tailings — 42%.

2.	Filtered tailings for stacking inside the North TMF footprint — 33%.

3.	Paste backfill to fill underground voids — 25%.

As at the date of the Sugar Zone Technical Report, the Operation was using the existing North TMF, which has a crest elevation of 406.0 masl, which will be raised to a final crest elevation of 412.6 masl after originally planned interim lifts in 2021 and 2023. The North TMF will be used for a combination of slurry and filtered tailings deposition and was intentioned to be used until Q2 2025, after which all tailings will be deposited in the South TMF as slurry. The North TMF is anticipated to store 1.3 Mt of dry tailings material. All permits for future lifts of the North TMF are in place and considered in the current closure plan. The South TMF will store a total of 1.2 Mt of dry tailings.

Groundwater is drawn from a well at the mine site and treated in a containerized potable water treatment plant prior to use.

Domestic sewage is collected and treated in a containerized Waterloo Biofilter sewage disposal system located at the mine site. Treated water from the Waterloo Biofilter is pumped to the TMF for inclusion in water recycled to the process plant.

Market Studies and Contracts

As at the date of the Sugar Zone Technical Report, no market studies were conducted by Harte Gold. Gold is a freely traded commodity on the world market for which there is a steady demand from numerous buyers. Harte Gold produced gold in both gold doré bullion and gold flotation concentrates. Gold doré bars were sent to Asahi Refining Canada Ltd. (Asahi), in Brampton, Ontario, for refining. Transportation and refining charges have been agreed to and are typical of charges in the industry.

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At the time of the Sugar Zone Technical Report, in respect of refined gold produced from doré bars, Harte Gold has three off-take agreements pursuant to which Harte Gold is obliged to deliver a portion of the resultant ounces until the total number of ounces required to be delivered have been delivered. In particular:

•	Orion Mine Finance (“Orion”) is entitled to 50% of the refined doré ounces until 375,000 oz have been delivered.

•	ANR Investments B.V. (“Appian”) is entitled to (i) 11.5% of the refined doré ounces until 93,750 oz have been received, and (ii) 18.5% until 500,000 of the refined doré ounces have been delivered.

Each of Orion and Appian then pay Harte Gold for such ounces based on the gold price quoted by the London Bullion Metals Association (“LBMA”).

Harte Gold has entered into a contract with Glencore Canada Corporation (“Glencore”) to sell gold concentrates to Glencore’s Horne Smelter in Rouyn, Québec. The term of the contract runs until 2030, cancellable any time after February 2020 with six months’ notice. Glencore purchases the gold concentrates on arrival at the Horne Smelter at the market gold price less treatment and refining charges. The gold price is based on the gold price quoted by the LBMA.

Environmental Studies, Permits, and Social, or Community Impact

As at the date of the Sugar Zone Technical Report, Harte Gold has necessary permits for an 850 t/d mine and a 950 t/d process plant. Permit amendment applications were being prepared for submission starting in Q1 2021 related to a production rate increase to an average of 1,200 t/d. The Ministry of Natural Resources and Forestry and the MENDM have indicated that no further Lakes and Rivers Improvement Act approval is required for the existing North TMF. The Company is advancing baseline monitoring at the proposed South TMF location, and the design will be advanced to the issued for construction design stage for the Closure Plan amendment.

As at the date of the Sugar Zone Technical Report, Harte Gold has completed a closure plan incorporating baseline environmental monitoring. The Company has also developed an environmental management system for the Operation.

Harte Gold has undertaken consultation with First Nations on behalf of the Crown, and as directed by MENDM regarding exploration and development activities on the Sugar Zone Property since June 2010. Consultation to date with First Nations has not identified the presence of cultural heritage values that would be affected by the Operation.

The Crown delegated procedural aspects of consultation to Harte Gold for PMFN and the Biigtigong Nishnaabeg (Ojibways of Pic River Heron Bay) First Nation (“PRFN”). Harte Gold has entered into an IBA with PMFN and a Memorandum of Understanding with PRFN to establish strong working relationships.

Capital and Operating Costs

Capital Costs

The Sugar Zone Technical Report covers an expansion scenario at the Sugar Zone Mine. However, Vault has since placed such plans on hold as it invests in further exploration at the Sugar Zone Mine.

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Operating Costs

At the time of the Sugar Zone Technicla Report, the total LOM operating costs, summarized in Table 1-9, amount to C$704 million, which translates into an average cost of C$205/t ore processed over the LOM (C$197/t from 2023 to 2027 when the mine is at 1,200 t/d).

Economic Analysis

The Sugar Zone Technical Report disclosed an economic analysis. However, Vault has since placed operations on hold to invest in the mining, processing and services infrastructure to a standard consistent with Vault’s Australian operations. Internal studies are ongoing evaluating various production restart scenarios.

Exploration, Development and Production

The Vault 2025 Resource and Reserve Statement, updated Mineral Resource and Ore Reserve Estimations to incorporate the 101 hole 18,219m diamond drilling program undertaken in FY25 targeting the Sugar South Iodes. Sugar South is located approximately 150m to the south of Sugar Zone Main stoping, extends over a strike of approximately 380m and is open at depth. The Sugar South zone provides potential for ongoing growth through extension and conversion of Inferred Resources and unclassified mineralisation.

The introduction of Sugar South to the mine plan is a compelling low capital intensity opportunity to increase value, with access to be established by extending existing Sugar Zone development and services infrastructure as part of the Sugar Zone restart. Sugar South provides a third production front which starts from surface and is approximately 23% higher grade than the combined Sugar Main and Middle Zone Reserve grade. The current Sugar Zone mining (ore production) and processing permits are for 1,400 and 1,500 tpd respectively providing sufficient headroom to cover the introduction of Sugar South to the mine plan.

The sole remaining trigger for a recommencement of operations at Sugar Zone is the receipt of regulatory approval for the construction of the life of mine Southern Tailings Management Facility (“STMF”). Subject to receipt of the approval under the current approval timeline, mine development will commence in July 2026 with the new dam to be completed by October 2027. Gold production if scheduled to commence by November 2027, subject to regulatory approval of the STMF. Underground development prior to commencement of processing is expected to generate approximately 13,000 ounces for immediate processing once construction of the STMF is completed.

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Schedule “D”

WONMUNNA ROYALTY

Current Technical Report

A technical report was prepared for the Company in accordance with NI 43-101 entitled “Amended and Restated NI 43-101 Technical Report, Wonmunna Iron Ore Mine, Western Australia, Australia” dated January 20, 2023, with an effective date of August 10, 2022 (the “Wonmunna Technical Report”) which report is incorporated by reference herein. Information included in this AIF with respect to the Wonmunna Mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

The following description of the Wonmunna project has been sourced, derived or excerpted from the Wonmunna Technical Report and readers are encouraged to read the Wonmunna Technical Report in full. The Wonmunna Technical Report is available for review under Vox’s profile on the SEDAR+ website located at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

MRL has subsequently disclosed updated Mineral Resource or Mineral Reserve estimates in its public filings. Readers should review MRL’s public disclosure for complete technical details, including Mineral Resource and Mineral Reserve tables, underlying assumptions and qualified person statements available on MRL’s website at www.mineralresources.com.au.

The information below is subject to the assumptions, qualifications and procedures set out in the Wonmunna Technical Report and is qualified in its entirety by reference to the full text of the Wonmunna Technical Report. Readers are encouraged to consult the full text of the Wonmunna Technical Report which is available on Vox’s profile on the SEDAR+ website located at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

Capitalized terms used within this Schedule “D”, but not otherwise defined in this AIF, shall have the meaning ascribed to such term in the Wonmunna Technical Report.

Property Description and Location

The Wonmunna Mine is located 80km north-west of Newman, and 375km south of Port Hedland in the Eastern Pilbara of Western Australia. The Wonmunna Mine comprises four primary direct shipping iron ore deposits: North Marra Mamba (“NMM”), Central Marra Mamba (“CMM”), East Marra Mamba (“EMM”) and South Marra Mamba (“SMM”). These deposits are located in mining leases M47/1423-1425 within the larger exploration licence E46/1137 area. The mining leases are valid until April 29, 2033.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Wonmunna Mine is accessed using the Great Northern Highway along the 80km section north-west of the town of Newman. The last 10km to the mine site is reached using unsealed roads.

The population of the Pilbara is approximately 45,000. The major population centres are Port Hedland/South Hedland, Karratha, Newman, Tom Price, Paraburdoo and Roebourne. There are several small Aboriginal communities scattered across the region.

The Pilbara region has two climatic zones. A hot humid summer with a warm winter, and a hot dry summer with a mild winter. The climate is semi-desert tropical, with an average rainfall of 300mm. Average temperatures in summer range between 23 to 39.5 degrees, and in winter 6 to 25 degrees. The area is susceptible to drought conditions. The Wonmunna Mine is located within the Hammersley subregion of the Pilbara Interim Biogeographical Regionalisation of Australia (IBRA) bioregion. The central Pilbara region is dominated by the Hammersley Plateau which rises from 450m to 750m with hills to 900m and peaks to 1,250m elevation. Differential erosion on the plateau has created spectacular gorges in places.

The regional vegetation system in the district is dominated by tree-steppe and shrubsteppe communities with Eucalyptus trees and Acacia shrubs. The valleys are dominated by Mulga communities and a range of grass species.

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History and Exploration

Exploration in the Wonmunna Mine area dates back to the 1960’s, with several companies exploring a variety of prospects for base metal mineralisation. Talisman Mining Limited (“Talisman”) was granted exploration licence E47/1137 in 2004 and focused initially on targeting Cu/Zn/Ag mineralisation. Talisman changed their focus in 2007 to evaluate the iron ore potential.

In 2009, Talisman completed resource definition reverse circulation drilling of the Marra Mamba Iron Formation at the NMM, CMM and SMM prospects. A total of 600 reverse circulation boreholes (29,865m) were drilled.

An inferred mineral resource was estimated by the Quantitative Group in 2009 based on Talisman’s drilling results. Using a 50% cut off grade they estimated 78.3Mt at 56% Fe and with 60% cut off grade, 10.0Mt at 61.3% Fe.

In January 2010, Rico Resources Limited (“Rico”) purchased the iron ore assets of Talisman for A$43.7 million in cash and shares and commenced a large drilling program to better define the mineral resources on site. A total of 626 reverse circulation boreholes (26,511m) and 6 diamond boreholes (356m) were drilled at the NMM and CMM deposits.

The resource estimate was updated by Coffey Mining in 2012 using Rico’s drill results. On the March 21, 2014, Coffey Mining reported an increase to 84.3 Mt @ 56.5% Fe and 13.5 Mt @ 61% Fe using cut-off grades of 50% and 60%, respectively.

Geological Setting, Mineralization and Deposit Types

The Wonmunna Mine is situated within the Hamersley Basin in the West Pilbara Mineral Field. The tenement area is positioned in the hinge zone of a major regional anticline, the Wonmunna Anticline, which has exposed older Fortescue Group sediments and volcanics in an area otherwise uniformly underlain by Hamersley Group sediments.

The Wonmunna ore body comprises banded iron formation (“BIF”) associated with the Marra Mamba Iron Formation. The orebodies occur as remnant synclinal keels, conformably overlying shales of the Jeerinah Formation. Most of the mineralisation is described as bedded goethite and haematite enrichment of the Nammuldi Member BIF, the lower-most member of the Marra Mamba Formation. The mineralisation is primarily the result of supergene enrichment.

Drilling, Sample and Data Validation

MRL reported in April 2021 that they were carrying out 12,000m of resource definition drilling at Wonmunna. Results of this drilling program are yet to be disclosed as at the date of the Wonmunna Technical Report.

Mineral Resource Estimate

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality. The mine has a low stripping ratio of approximately 1.3:1 tonnes of waste per tonne of ore over the forecast life of the mine.

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cut-off to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

The historical estimates of resources and reserves summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to the Company. The historical estimates may be relevant and reliable for providing this context. There are no more recent estimates or data available to the Company, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current Mineral Resources and Reserves and the Company is not treating the historical estimates as current Mineral Resources or Mineral Reserves. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current Mineral Resources or Mineral Reserves. Contained metal does not take into account recovery losses. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use resource categories of measured, indicated and inferred as set out in section 1.2 of NI 43-101.

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Deposit	JORC Category	Minimum Fe cut-off (%)	Resource (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI
NMM(1)	Inferred	50	1.9	59.2	4.2	2.5	0.08	8.8
		60	0.7	60.8	3.5	2.1	0.08	7.1
	Indicated	50	39.7	57.1	5.6	3.3	0.08	8.7
		60	7.4	61.1	3.3	1.9	0.08	7.0
CMM(1)	Inferred	50	3.8	57.0	5.2	3.3	0.11	9.3
		60	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50	14.4	57.1	5.6	3.3	0.10	9.0
		60	0.8	60.8	3.2	2.0	0.11	7.3
SMM(2)	Inferred	50	17.2	55.3	6.7	3.8	0.07	9.7
		60	1.7	61.2	2.9	1.6	0.06	7.6
EMM(3)	Inferred	50	7.2	54.0	7.9	4.6	0.08	9.5
		60	0.1	60.1	3.5	2.2	0.08	7.9

Notes:

1.	Estimate provided by Coffey Mining in 2012
2.	Estimate update provided by Quantitative Group 2012
3.	Estimate by CSA Global 2012

Wonmunna Iron Ore Project Reserve Estimate

On January 6, 2015, Ascot Resources Limited defined a maiden Ore Reserve estimate derived from the ‘Indicated Resource’ estimate within the larger Mineral Resource estimate for the NMM and CMM deposits. The total Indicated Mineral Resource estimate (@ 50% Fe Cut-off grade) for these deposits is 54.1Mt @ 57.1% Fe. The estimated ore tonnage is contained predominantly within the Mt Newman member of the Marra Mamba Iron Formation (“MMIF”), and therefore exhibits mineralogical characteristics that are similar to the orebody currently mined at the neighbouring West Angelas operation managed by Rio Tinto Iron Ore.

Deposit	JORC Ore Category	Fe Cut-off (%)	Tonnes (Mt)	Fe (%)	CaFe (%)	SiO2 (%)	AI2O3 (%)	P (%)	LOI (%)
CMM	Probable	54.2	10.03	58.0	63.5	4.99	2.94	0.10	8.76
NMM-East	Probable	52.8	12.41	58.0	63.1	5.29	3.10	0.07	8.20
NMM-West	Probable	21.2	6.42	58.0	63.9	4.37	2.75	0.09	9.36
Total	Probable		28.86	58.0	63.4	4.98	2.97	0.09	8.65

Notes:

1.	Tonnes are dry metric tonnes and have been rounded.
2.	CaFe represents calcined Fe and is calculated by Ascot using the formula CaFe = Fe%/((100-LOI)/100)

Key Assumptions, Parameters, and Methods

The key factors and assumptions used to provide the resource and reserve estimates set out above are as follows:

Mining Factors or Assumptions

•

The method used to convert Mineral Resources to Ore Reserves used pit optimisation studies to identify the economic shell within which a design process is applied to achieve a practical mine design for operability and scheduling.

•

The assumed iron ore price and exchange rates used in the pit optimisation are derived from the average of three external forecasting analysts. For reasons of commercial sensitivity the assumed iron ore price and exchange rates are not disclosed. The price calculations include deductions for deleterious elements, Native Title and State Royalties and transport costs to China.

•	Mining costs used in pit optimisation is derived from contractor estimates and verified against similar projects.

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•

Ore costs used in pit optimisation includes contractor and internal estimates for: processing costs based on two-stage crushing and screening, general & administration overheads, grade control, road-train haulage and port charges.

•	Water table data is coded into the models, all material below the water table is excluded from mining and processing.

•	The mining footprint is limited to within the mining lease and excludes a buffer zone around the Weeli Wolli creek line.

•

The mining method is based on conventional open cut operations using drill and blast, with load and haul using an excavator and rear dump trucks. This is considered to be appropriate for the style of mineralisation and is applied to similar operations in the Pilbara.

•	Overall slope angles of 45 degrees is assumed based on pit depth and other operations in the area. Pit optimisation analysis studies did not show any sensitivities to changes in slope angle.

•

The pit design process is based on 60 degree batters to 20m depth and 65 degree batters below 20m on the north, east and west walls. The slope parameters for the south walls is based on 55 degrees to 20m, 60 degrees to 40m and 65 degrees below 40m. The berm widths is 6m throughout for 12m bench heights. A 10% gradient and 25m width (including safety windrow) is used in pit ramps.

•	A 40m minimum mining width is applied on all benches except goodbye cuts which are limited to a maximum of 6m in depth.

•

Dilution and ore loss allowances are based on reblocking to 6.25m x 6.25m x 2.0m for the Selective Mining Unit (SMU) size followed by additional block edge effects applied using in-house scripts in two passes. The first pass is applied to all blocks to represent mixing from blasting practices and second pass is applied to the edge of the ore zones to represent grade control ore and waste delineation practices.

•	Inferred Mineral Resource is effectively treated as waste in the Ore Reserves calculation process.

•	The major infrastructure required for the Wonmunna Project includes:

o	Modular crushing and screening plant capable of processing up to 5Mtpa;

o	Mining camp with capacity for up to 420 persons (inc. managerial and administration staff);

o

Mine site access road, pit access ramps, ROM Pad and crusher area, processing plant, stockpile areas, product stockpiling and load out yard, waste dumps, tailing storage facility, mine operations centre, contractors laydown yards, explosives storage and camp

Metallurgical Factors or Assumptions

•	Metallurgical information is based on test work that used 290m of drill core from the NMM and CMM deposits. The metallurgical drilling coverage is sufficient for the project at PFS level.

•	Analysis and process design of the project was completed by CSA Global and other external engineering vendors. The metallurgical interpretation and design supports a reasonable project proposal.

•	The current project processing route is a dry two-stage crush and screen to produce a -8mm product. This type of technology is well known and has precedence in current Pilbara iron ore operations.

•	Modifying factors are applied at Reserve level, and the project strategy produces a single product without any associated upgrading.

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Schedule “E”

AUDIT COMMITTEE CHARTER

VOX ROYALTY CORP.

Audit Committee Charter

1. Introduction

The Audit Committee is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Resulting Issuer and the audits of the Resulting Issuer’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2. Membership

Number of Members

The Audit Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the member of the Audit Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board may appoint a Chair of the Audit Committee. If so appointed, the Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall have, or shall acquire within a reasonable time following appointment to the Audit Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Audit Committee shall be appointed annually by the Board. Each member of the Audit Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

3. Meetings

Number of Meetings

The Audit Committee may meet as many times per year as necessary to carry out its responsibilities.

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Quorum

No business may be transacted by the Audit Committee at a meeting unless a quorum of the Audit Committee is present. A majority of members of the Audit Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s General Counsel who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Audit Committee shall maintain minutes or other records of meetings and activities of the Audit Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Audit Committee, the minutes shall be circulated to the members of the Board. However, the Chair (or if no Chair is appointed, any member of the Audit Committee) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Audit Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Audit Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Audit Committee or such individuals consider appropriate.

Meetings without Management

The Audit Committee may hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4. Duties and Responsibilities

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

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Financial Reports

(a) General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b) Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d) Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

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(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e) Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f) Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a) General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b) Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c) Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d) Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

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(e) Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f) Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g) Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h) Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i) Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j) Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k) Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

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The Audit Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Audit Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Audit Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Audit Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a) General

The Audit Committee shall review the Company’s system of internal controls.

(b) Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

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Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s General Counsel and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub- committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles of Association, it is not intended to establish any legally binding obligations.

7. Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.

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